Exhibit 99.1

Free translation for information purpose only

INVENTIVA

Société Anonyme with a Board of Directors

With a share capital of EUR 870,776.95

Registered office: 50, rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Registry of Dijon

NOTICE OF MEETING TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING DATED DECEMBER 11, 2024

The shareholders of INVENTIVA (the "Company") are hereby informed that the Ordinary and Extraordinary General Meeting (the “General Meeting”) will be held on December 11, 2024 at 9 a.m., at: Oceania Le Jura Hotel – 14 avenue Foch, 21000 Dijon, France.

The General Meeting will be broadcasted live on the Company's website inventivapharma.com (under the Investors tab: Shareholders' Meetings, 2024).

The General Meeting is convened to deliberate on the following agenda:

Agenda

Reading of the report of the Board of Directors and the Statutory Auditors’ special reports;

Ordinary items

1.	Appointment of Mr. Mark Pruzanski, as Director of the Company;

2.	Appointment of Mr. Srinivas Akkaraju, as Director of the Company;

3.	Approval of the compensation policy for the Chief Executive Officer (application from the date of separation of functions);

4.	Approval of the compensation policy of the Chairperson of the Board of Directors (application from the date of separation of functions);

Extraordinary items

5.	Capital increase in cash for a nominal amount of EUR 78,720.64 by issuance of ordinary shares, without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors;

6.	Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.;

7.	Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC;

8.	Cancellation of the preemptive subscription rights for Sofinnova Crossover I SLP;

9.	Cancellation of the preemptive subscription rights for Yiheng Capital Management, L.P.;

10.	Cancellation of the preemptive subscription rights for BioDiscovery 6 FPCI;

11.	Cancellation of the preemptive subscription rights for Invus Public Equities, L.P.;

12.	Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.;

13.	Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.;

14.	Cancellation of the preemptive subscription rights for CVI Investments Inc.;

15.	Cancellation of the preemptive subscription rights for Biomedical Value Fund, L.P.;

16.	Cancellation of the preemptive subscription rights for Biomedical Offshore Value Fund, L.P.;

17.	Cancellation of the preemptive subscription rights for Schonfeld Global Master Fund, L.P.;

18.	Cancellation of the preemptive subscription rights for Eventide Healthcare Innovation Fund I, L.P.;

19.	Cancellation of the preemptive subscription rights for Adage Capital Partners, L.P.;

20.	Cancellation of the preemptive subscription rights for Altamont Pharmaceutical Holdings, LLC;

21.	Cancellation of the preemptive subscription rights for Albemarle Life Sciences Fund, sub-fund of Avondale ICAV;

22.	Cancellation of the preemptive subscription rights for KVP Capital, LP;

23.	Decision to issue 8,053,847 pre-funded warrants of the Company without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors;

24.	Cancellation of the preemptive subscription rights for Biotechnology Value Fund, L.P. ;

25.	Cancellation of the preemptive subscription rights for Biotechnology Value Fund II, L.P. ;

26.	Cancellation of the preemptive subscription rights for Biotechnology Value Trading Fund OS, L.P. ;

27.	Cancellation of the preemptive subscription rights for MSI BVF SPV, LLC ;

28.	Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.;

29.	Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC;

30.	Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.;

31.	Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.;

32.	Cancellation of the preemptive subscription rights for Deep Track Biotechnology Master Fund, Ltd.;

33.	Capital increase by issuance of shares with warrants attached, without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors;

34.	Cancellation of the preemptive subscription rights for Sofinnova Crossover I SLP;

35.	Cancellation of the preemptive subscription rights for Yiheng Capital Management, L.P.;

36.	Cancellation of the preemptive subscription rights for BioDiscovery 6 FPCI;

37.	Cancellation of the preemptive subscription rights for Invus Public Equities, L.P.;

38.	Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.;

39.	Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.;

40.	Cancellation of the preemptive subscription rights for CVI Investments Inc.;

41.	Cancellation of the preemptive subscription rights for Biomedical Value Fund, L.P.;

42.	Cancellation of the preemptive subscription rights for Biomedical Offshore Value Fund, L.P.;

43.	Cancellation of the preemptive subscription rights for Schonfeld Global Master Fund, L.P.;

44.	Cancellation of the preemptive subscription rights for Eventide Healthcare Innovation Fund I, L.P.;

45.	Cancellation of the preemptive subscription rights for Adage Capital Partners, L.P.;

46.	Cancellation of the preemptive subscription rights for Altamont Pharmaceutical Holdings, LLC;

47.	Cancellation of the preemptive subscription rights for Albemarle Life Sciences Fund, sub-fund of Avondale ICAV;

48.	Cancellation of the preemptive subscription rights for KVP Capital, LP;

49.	Decision to issue pre-funded warrants with share subscription warrants attached, without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors;

50.	Cancellation of the preemptive subscription rights for Biotechnology Value Fund, L.P. ;

51.	Cancellation of the preemptive subscription rights for Biotechnology Value Fund II, L.P. ;

52.	Cancellation of the preemptive subscription rights for Biotechnology Value Trading Fund OS, L.P. ;

53.	Cancellation of the preemptive subscription rights for MSI BVF SPV, LLC ;

54.	Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.;

55.	Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC;

56.	Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.;

57.	Cancellation of the preemptive subscription rights for Deep Track Biotechnology Master Fund, Ltd.;

58.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights;

59.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the Company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights;

60.	Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers;

61.	Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options;

62.	Delegation of authority to the Board of Directors to decide on the issuance of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons;

63.	Modification of the overall limit on the maximum authorized amounts set under the resolutions twenty-first to twenty-third, twenty-sixth, twenty-eighth and twenty-ninth resolutions of the General Meeting of June 20, 2024;

Ordinary

64.	Amendment of the compensation policy for the Company’s directors;

65.	Powers to carry out formalities.

DRAFT TEXT OF THE RESOLUTIONS

TO BE SUBMITTED TO THE VOTE

OF THE COMBINED GENERAL MEETING

OF DECEMBER 11, 2024

ORDINARY RESOLUTIONS

FIRST RESOLUTION (Appointment of Mr. Mark Pruzanski, as Director of the Company)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report,

Resolves to appoint Mr. Mark Pruzanski as Director for a term expiring after the 2027 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2026.

SECOND RESOLUTION (Appointment of Mr. Srinivas Akkaraju, as Director of the Company)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report,

Resolves to appoint Mr. Srinivas Akkaraju as Director for a term expiring after the 2027 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2026.

THIRD RESOLUTION (Approval of the compensation policy for the Chief Executive Officer (application from the date of separation of functions))

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with (i) the report on corporate governance referred to in Article L.225-37 of the French Commercial Code and contained in Chapter 3 of the Universal Registration Document describing the components of the compensation policy of corporate officers, and (ii) the document "Compensation policy applicable to the Chief Executive Officer of Inventiva" published on the website of the Company and included in the report of the Board of Directors to this meeting, which replaces, in the case of the Chief Executive Officer, the provisions set out in Chapter 3, paragraph 3.5.1.2 of the Universal Registration Document applicable to the Deputy Chief Executive Officer,

Approves, pursuant to Article L.22-10-8 of the French Commercial Code, the compensation policy of the Chief Executive Officer applicable for the current financial year from the date of separation of functions, including the policy applicable to all corporate officers, as set out in Chapter 3, paragraph 3.5.1.1 of the Universal Registration Document, and the Chief Executive Officer’s own arrangements as set out in the document referred to in (ii) above.

FOURTH RESOLUTION (Approval of the compensation policy of the Chairperson of the Board of Directors (application from the date of separation of functions))

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with (i) the report on corporate governance referred to in Article L.225-37 of the French Commercial Code and contained in Chapter 3 of the Universal Registration Document describing the components of the compensation policy of corporate officers, and (ii) the document "Compensation policy applicable to the Chairperson of the Board of Directors of Inventiva" published on the website of the Company and included in the report of the Board of Directors to this meeting, which supplements, in the case of the Chairperson of the Board of Directors, the provisions set out in Chapter 3, paragraph 3.5.1.2 of the Universal Registration Document,

Approves, pursuant to Article L.22-10-8 of the French Commercial Code, the compensation policy of the Chairperson of the Board of Directors applicable for the current financial year from the date of separation of functions, including the policy applicable to all corporate officers, as set out in Chapter 3, paragraph 3.5.1.1 of the Universal Registration Document, and the Chairperson of the Board of Directors’ own arrangements as set out in the document referred to in (ii) above.

EXTRAORDINARY RESOLUTIONS

FIFTH RESOLUTION (Capital increase in cash for a nominal amount of EUR 78,720.64 by issuance of ordinary shares, without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having reviewed the report of the Board of Directors and the Statutory Auditors’ special report, prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, and duly noting that the share capital has been fully paid up, acting pursuant to the provisions of Articles L. 22-10-49, L. 225-129, L. 225-129-1, L. 225-129-2, L. 225-129-5, L. 225-135 and L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

having acquainted itself that the Company proceeded on October 11, 2024, in the context of a capital increase without shareholders’ preemptive subscription rights to the benefit of categories of persons, in accordance with Article L. 225-138 of the French Commercial Code, to the issuance, fully subscribed in cash, of (i) 34,600,507 new ordinary shares for a total gross amount, including issue premium, of EUR 46,710,684.45 and (ii) 35,399,481 pre-funded warrants, for a total gross amount, including issue premium, of EUR 47,435,304.54 at the time of issuance and increased to EUR 47,789,299.35 in the event of exercise of all pre-funded warrants (the T1 Offering) and the commitment made by the subscribers of the T1 Offering, provided that the conditions precedent set out in the Company's press release published on October 14, 2024 (the “T1 bis Offering Conditions Precedent”) are satisfied or waived (by subscribers representing 60% of all T1 bis Shares and T1 bis Warrants), to subscribe to an issuance of new shares or new pre-funded warrants (the T1 bis Offering), subject to the condition precedent of the adoption of (i) resolutions 6 to 22 below, relating to the cancellation of shareholders' preemptive subscription rights in favor of the persons named therein (together the T1 bis Shares Beneficiaries) pursuant to the provisions of Article L. 225-138 of the French Commercial Code, (ii) resolutions 23 to 32, relating to the issuance of pre-funded warrants to named persons and the cancellation of shareholders' preemptive subscription rights to the benefit of said persons, and (iii) resolutions 33 to 57 in the context of the T2 Offering, it being specified that all the resolutions referred to in (i) to (iii) form an inseparable whole with this resolution and are interdependent:

1. Decides to proceed with the issuance, without shareholders’ preemptive subscription rights in favor of the T1 bis Shares Beneficiaries, of a number of 7,872,064 shares, to be issued at a subscription price of EUR 1.35, i.e. one euro cent (EUR 0.01) of nominal value and EUR 1.34 of issue premium for each ordinary share issued, representing a capital increase of a maximum nominal amount of seventy-eight thousand seven hundred and twenty euros, and sixty-four cents (78,720.64) euros, it being specified that the said maximum nominal amount is not deducted from the nominal amount of the capital increase of seven hundred thousand euros (EUR 700,000) set out in 3) of the 21st resolution of the Combined General Meeting of June 20, 2024;

2. Decides that each Beneficiary of T1 bis Shares shall have the right to subscribe to the number "N" of shares appearing opposite of his name in the number of resolutions 6 to 22 cancelling the preemptive subscription right in his or her favor;

3. Decides to set the terms and conditions for the issuance of the ordinary shares as follows:

-	the ordinary shares will carry dividend rights from the date of their issuance and will be subject to all the provisions of the Company's articles of incorporation as well as to the decisions of the Company's general meetings from that date,

-	the subscription price of the ordinary shares must be paid up in full in cash, including, where applicable, by way of set-off of claims, at the time of their subscription;

4. Recalls that the ordinary shares to be issued pursuant to this resolution will be the subject of an application for admission to trading on the regulated market Euronext Paris;

5. Decides that if the subscriptions have not absorbed the entirety of the capital increase decided by this resolution, the Board of Directors may limit the amount of the said capital increase to the amount of the subscriptions received, subject to the agreement of the subscribers representing 60% of all T1 bis Shares and T1 bis BSAs (excluding T1 bis Shares and T1 bis BSAs for which subscriptions have not been received);

6. Delegates to the Board of Directors full authority to implement this decision, with the option of sub-delegate such powers, in accordance with the law and regulations, within the limits and under the conditions specified above, for the purpose, without limitation, to:

-	record the satisfaction of the T1 bis Offering Conditions Precedent applicable to the implementation of this resolution, or, where applicable, the waiver of some of them,

-	determine the final nominal amount of the capital increase subject to this resolution,

-	decide the final number of ordinary shares to be issued,

-	determine the final total amount, including issue premium, of the capital increase subject to this resolution,

-	determine the opening and closing dates of the subscription period for the ordinary shares,

-	close, if necessary early, the subscription period(s) or extend the duration of any subscription period,

-	collect from the T1 bis Shares Beneficiaries the subscription to the ordinary shares and the related payments, if applicable, close the subscription period for the ordinary shares early or extend its duration,

-	where applicable, limit the amount of the capital increase to the amount of the subscriptions received, subject to the agreement of the subscribers representing 60% of all T1 bis Shares and T1 bis BSAs (excluding T1 bis Shares and T1 bis BSAs for which subscriptions have not been received),

-	enter into any agreement with a view to carrying out the issuance provided for in this resolution,

-	record the full payment of the subscription price of the ordinary shares and record the final completion of the resulting capital increase, proceed with the amendment of the Company's articles of incorporation and the advertising and filing formalities corresponding to the completion of the capital increase decided by this resolution, if applicable, charge the costs of the capital increase against the amount of the related premiums and deduct the sums necessary to endow the legal reserve, and, more generally, to enter into any agreement and carry out all the formalities necessary for the issuance of ordinary shares and the increase in the capital of the Company subject to this resolution,

-	more generally, make all findings, communications, confirmatory or supplementary acts, to all formalities and declarations, including to the stock exchange authorities, enter into all agreements and request all authorizations that may prove useful or necessary for the completion and successful completion of the issuance of the newly issued T1 bis Shares,

-	do all that will be necessary or useful for the completion of the capital increase provided for in this resolution, the issuance and admission to trading of the new ordinary shares issued pursuant to this delegation;

7. Acknowledges that, in accordance with the law and regulations, the Board of Directors will report to the next ordinary general meeting on the use made of the delegation granted under this resolution;

8. Decides that this decision shall be implemented by the Board of Directors within three (3) months of this General Meeting.

SIXTH RESOLUTION (Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
New Enterprise Associates 17 L.P. or any other fund managed or advised by NEA Management Company, LLC	205,938	278,016.30

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

SEVENTH RESOLUTION (Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Growth Equity Opportunities 18 VGE, LLC or any other fund managed or advised by the same management company	308,908	417,025.80

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

EIGHTH RESOLUTION (Cancellation of the preemptive subscription rights for Sofinnova Crossover I SLP)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Sofinnova Crossover I SLP	311,654	420,731.55

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

NINTH RESOLUTION (Cancellation of the preemptive subscription rights for Yiheng Capital Management, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Yiheng Capital Management, L.P.	370,689	500,430.15

TENTH RESOLUTION (Cancellation of the preemptive subscription rights for BioDiscovery 6 FPCI)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
BioDiscovery 6 FPCI	1,139,527	1,538,361.45

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

ELEVENTH RESOLUTION (Cancellation of the preemptive subscription rights for Invus Public Equities L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Invus Public Equities L.P.	1,372,924	1,853,447.40

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWELFTH RESOLUTION (Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Samsara BioCapital, L.P.	369,042	498,206.70

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

THIRTEENTH RESOLUTION (Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Perceptive Life Sciences Master Fund, Ltd.	1,029,693	1,390,085.55

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

FOURTEENTH RESOLUTION (Cancellation of the preemptive subscription rights for CVI Investments Inc.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
CVI Investments Inc.	123,562	166,808.70

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

FIFTEENTH RESOLUTION (Cancellation of the preemptive subscription rights for Biomedical Value Fund, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Biomedical Value Fund, L.P. or any other fund managed or advised by Great Point Partners, LLC	446,200	602,370

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

SIXTEENTH RESOLUTION (Cancellation of the preemptive subscription rights for Biomedical Offshore Value Fund, Ltd.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Biomedical Offshore Value Fund, Ltd. or any other fund managed or advised by the management company Great Point Partners, LLC	240,262	324,353.70

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

SEVENTEENTH RESOLUTION (Cancellation of the preemptive subscription rights for Schönfeld Global Master Fund, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Schonfeld Global Master Fund, L.P.	466,793	630,170.55

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

EIGHTEENTH RESOLUTION (Cancellation of the preemptive subscription rights for Eventide Healthcare Innovation Fund I, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Eventide Healthcare Innovation Fund I, L.P.	937,707	1,265,904.45

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

NINETEENTH RESOLUTION (Cancellation of the preemptive subscription rights for Adage Capital Partners, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Adage Capital Partners, L.P.	274,584	370,688.40

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWENTIETH RESOLUTION (Cancellation of the preemptive subscription rights for Altamont Pharmaceutical Holdings, LLC)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Altamont Pharmaceutical Holdings, LLC	68,645	92,670.75

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWENTY-FIRST RESOLUTION (Cancellation of the preemptive subscription rights for Albemarle Life Sciences Fund, sub-fund of Avondale ICAV)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
Albemarle Life Sciences Fund, sub-fund of Avondale ICAV	68,645	92,670.75

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWENTY-SECOND RESOLUTION (Cancellation of the preemptive subscription rights for KVP Capital, LP)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 5th resolution relating to the share capital increase with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares appearing opposite their name below, to the following person:

Beneficiary of T1 bis Shares	Number "N" of shares	Subscription amount (in €)
KVP Capital, LP	137,292	185,344.20

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWENTY-THIRD RESOLUTION (Decision to issue 8,053,847 share subscription warrants of the Company without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, and duly noting that the share capital has been fully paid up, acting pursuant to the provisions of Articles L. 22-10-49, L. 225-129, L. 225-129-1, L. 225-129-2, L. 225-129-5, L. 225-135 and L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

having acquainted itself that the Company proceeded on October 11, 2024, in the context of a capital increase without shareholders’ preemptive subscription rights to the benefit of categories of persons, in accordance with Article L. 225-138 of the French Commercial Code, to the issuance, fully subscribed in cash, of (i) 34,600,507 new ordinary shares for a total gross amount, including issue premium, of EUR 46,710,684.45 and (ii) 35,399,481 pre-funded warrants, for a total gross amount, including issue premium, of EUR 47,435,304.54 at the time of issuance and increased to EUR 47,789,299.35 in the event of exercise of all pre-funded warrants (the T1 Offering) and the commitment made by the subscribers of the T1 Offering, provided that the conditions precedent set out in the Company's press release published on October 14, 2024 (the T1 bis Offering Conditions Precedent) are satisfied or waived (by subscribers representing 60% of all T1 bis Shares and T1 bis BSAs), to subscribe to an issuance of new pre-funded warrants (the T1 bis BSAs) and/or, as the case may be, of shares (the T1 bis Offering), subject to the condition precedent of the adoption of (i) resolutions 5 to 22, relating to the issuance of new ordinary shares to persons named in connection with the T1 bis Offering and the cancellation of shareholders' preemptive subscription rights in favor of the said persons, (ii) resolutions 24 to 32, relating to the cancellation of shareholders' preemptive subscription rights to the benefit of the persons named therein (together the T1 bis BSAs Beneficiaries) pursuant to the provisions of Article L. 225-138 of the French Commercial Code, and (iii) resolutions 33 to 57 in the context of the T2 Offering, it being specified that all the resolutions referred to in (i) to (iii) form an inseparable whole with this resolution and are interdependent:

1. Decides to proceed with the issuance, without shareholders’ preemptive subscription rights in favor of the T1 bis BSAs Beneficiaries, of a number of 8,053,847 T1 bis BSAs, to be issued at a subscription price of EUR 1.34 per T1 bis BSAs (i.e. the unit price of the issuance of one ordinary share in the context of the Issue T1 minus the nominal value of the share, i.e. EUR 0.01), each entitling the Company, subject to the payment of an exercise price of EUR 0.01, to subscribe for one ordinary share with a nominal value of EUR 0.01, i.e. up to a maximum of eight million fifty-three thousand eight hundred and forty-seven (8,053,847) ordinary shares;

2. Decides accordingly that the nominal amount of the capital increases that may be carried out in the future pursuant to this decision shall correspond to the issuance of eight million fifty-three thousand eight hundred and forty-seven (8,053,847) ordinary shares with a nominal value of EUR 0.01 per share, to which may be added the nominal amount of the shares to be issued in order to preserve the rights of holders of T1 bis BSAs in accordance with the legislative and regulatory provisions and, where applicable, their terms and conditions, it being specified that the said nominal amount is not deducted from the nominal amount of the capital increase of seven hundred thousand euros (EUR 700,000) set out in 3) of the 21st resolution of the Combined General Meeting of June 20, 2024;

3. Decides that each Beneficiary of T1 bis BSAs will have the right to subscribe to the number "N" of T1 bis BSAs appearing opposite of his name in the number of resolutions 24 to 32 cancelling the preemptive subscription right in his favor (or in the case of resolutions 24 to 27 to the maximum number "N" of T1 bis BSAs appearing opposite his name in these resolutions);

4. Specifies that pursuant to the provisions of Articles L.228-91 and L.225-132 of the French Commercial Code, this decision entails the waiver of shareholders' preemptive subscription rights for the ordinary shares to which the T1 bis BSAs entitle the holders;

5. Decides that if the subscriptions have not absorbed the entirety of the issuance decided by this resolution, the Board of Directors may limit the amount of the said issuance to the amount of the subscriptions received, subject to the agreement of the subscribers representing 60% of all T1 bis Shares and T1 bis BSAs (excluding T1 bis Shares and T1 bis BSAs for which subscriptions have not been received) ;

6. Decides to set the main provisions of the terms and conditions of the T1 bis BSAs as follows

General	The T1 bis BSAs are transferable securities giving access to capital within the meaning of Article L. 228-91 et seq. of the French Commercial Code. They will not be admitted to trading on the regulated market Euronext Paris or any other market for the exchange of financial securities.
Exercise Period	The T1 bis BSAs are exercisable for a period of ten (10) years from their date of issuance. The T1 bis BSAs not exercised within this period become null and void, and thus lose all value and all rights attached to them.
Ratio	Each T1 bis BSA will entitle the Company to one new ordinary share, subject to the adjustment clauses set out in the characteristics of the T1 bis BSA.
Exercise price and exercise conditions	Each new ordinary share subscribed through the exercise of a T1 bis BSA will be subscribed at a price of EUR 0.01 (without prejudice to the adjustment clauses set out in the characteristics of the T1 bis BSAs), it being recalled that EUR 1.34 per T1 bis BSA will have to be paid by the subscribers when subscribing to the T1 bis BSAs, i.e. the issue price of an ordinary share in the context of the T1 Offering or the T1 bis Offering minus the nominal value of one ordinary share, i.e. EUR 0.01. The subscription price of the Company's shares issued upon exercise of the T1 bis BSA must be fully paid up, at the time of exercise of the share subscription warrants, in cash (the holders must make their personal business of any fractional shares).
Gross proceeds on exercise of all share purchase warrants	In the event of the exercise of all 8,053,847 T1 bis BSAs, the gross proceeds from the exercise of the T1 bis BSAs will be a total amount of EUR 80,538.47, i.e. a capital increase of a maximum nominal amount of EUR 80,538.47 (without prejudice to the adjustment clauses set out in the characteristics of the T1 bis BSAs).

Rights attached to shares resulting from the exercise of share subscription warrants and dividend date	The ordinary shares to be issued in the event of exercise of the T1 bis BSAs will be ordinary shares of the same class as the Company's existing ordinary shares. They will carry current dividend rights and will be subject to all the provisions of the Company's articles of incorporation as well as to the decisions of the general meetings from their date of issuance.
Admission to trading of shares resulting from the exercise of share subscription warrants	The ordinary shares to be issued in the event of the exercise of the T1 bis BSAs will be the subject of an application for admission to trading on the regulated market Euronext Paris on the same listing line as the Company's existing shares.
Retention of rights of holders of share subscription warrants	The rights of holders of share subscription warrants in the event of financial transactions will be maintained by adjusting the exercise conditions.

7. Decides that in the event of a capital increase, absorption, merger, demerger (cission), or issuance of new securities or new transferable securities giving access to the capital, or other financial transactions involving a preemptive subscription right or reserving a priority subscription period for the benefit of the Company's shareholders, the Company shall be entitled to suspend the exercise of the T1 bis BSAs for a period that may not exceed three months or any other period set by the applicable regulations (the period of exercise being extended by the same period);

8. Decides that the Board of Directors shall have full authority to implement this decision, with the option of sub-delegation under the conditions set by law and regulations, within the limits and under the conditions specified above, for the purpose of, but not limited to:

-	record the satisfaction of the T1 bis Offering Conditions Precedent applicable to the implementation of this resolution, or, where applicable, the waiver of some of them;

-	finalize the determination of the terms and conditions of the T1 bis BSAs in accordance with the terms provided for by this General Meeting;

-	decide on the final number of T1 bis BSAs to be issued;

-	do all that will be necessary or useful for the issuance of the T1 bis BSAs (including, in particular, collecting their subscription from the final T1 bis BSAs Beneficiaries);

-	do all that will be necessary or useful for the completion of the capital increases resulting from the exercise of the T1 bis BSAs (including, in particular, receiving the subscription price of the Company's new ordinary shares issued upon exercise of the T1 bis BSAs);

-	proceed, where applicable, to any allocation to the share premium(s) resulting from the issuance of the T1 bis BSAs;

-	have the new ordinary shares issued on the exercise of the T1 bis BSAs admitted to trading on Euronext Paris;

-	record the capital increases resulting from the exercise of the T1 bis BSAs, and if it deems it appropriate, charge the costs of the said capital increases to the amount of the premiums relating to these operations and deduct the sums necessary to endow the legal reserve;

-	carry out the publication and filing formalities corresponding to the completion of the capital increases resulting from the exercise of the T1 bis BSAs and the corresponding amendment of the Company's articles of incorporation;

-	set the terms and conditions under which the rights of holders of securities or other instruments giving or may give access to the Company's capital will be preserved;

-	make any adjustments to preserve the rights of holders of T1 bis BSAs, in accordance with the legal and regulatory provisions and, where applicable, the contractual provisions of the T1 bis BSAs providing for other cases of adjustment; and

-	more generally, do all that will be necessary or useful for the completion of the issuance provided for in this resolution, the listing and financial service of the securities issued pursuant to this resolution as well as the exercise of the rights attached thereto and to carry out all the formalities resulting therefrom.

9. Acknowledges that, in accordance with the law and regulations, the Board of Directors will report to the next ordinary general meeting on the use made of the delegation granted under this resolution;

10. Decides that this decision shall be implemented by the Board of Directors within three (3) months of this General Meeting.

TWENTY-FOURTH RESOLUTION (Cancellation of the preemptive subscription rights for Biotechnology Value Fund, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 23rd resolution relating to the issuance of BSA T1 bis with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the maximum number N of new BSA T1 bis appearing opposite their name below, to the following person, it being specified that the total number of BSA T1 bis for which subscription is reserved under the terms of resolutions 24 to 27 will be equal to 1,872,668:

Beneficiary of BSA T1 bis	Maximum number "N" of new BSA T1 bis	Maximum subscription amount (in €)
Biotechnology Value Fund, L.P. or any other fund managed or advised by the management company BVF Partners L.P.	1,100,000	1,474,000

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWENTY-FIFTH RESOLUTION (Cancellation of the preemptive subscription rights for Biotechnology Value Fund II, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 23rd resolution relating to the issuance of BSA T1 bis with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the maximum number N of new BSA T1 bis appearing opposite their name below, to the following person, it being specified that the total number of BSA T1 bis for which subscription is reserved under the terms of resolutions 24 to 27 will be equal to 1,872,668:

Beneficiary of BSA T1 bis	Maximum number "N" of new BSA T1 bis	Maximum subscription amount (in €)
Biotechnology Value Fund II, L.P. or any other fund managed or advised by the management company BVF Partners L.P.	800,000	1,072,000

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWENTY-SIXTH RESOLUTION (Cancellation of the preemptive subscription rights for Biotechnology Value Trading Fund OS, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 23rd resolution relating to the issuance of BSA T1 bis with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the maximum number N of new BSA T1 bis appearing opposite their name below, to the following person, it being specified that the total number of BSA T1 bis for which subscription is reserved under the terms of resolutions 24 to 27 will be equal to 1,872,668:

Beneficiary of BSA T1 bis	Maximum number "N" of new BSA T1 bis	Maximum subscription amount (in €)
Biotechnology Value Trading Fund OS, L.P. or any other fund managed or advised by the management company BVF Partners L.P.	80,000	107,200

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWENTY-SEVENTH RESOLUTION (Cancellation of the preemptive subscription rights for MSI BVF SPV, LLC)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 23rd resolution relating to the issuance of BSA T1 bis with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the maximum number N of new BSA T1 bis appearing opposite their name below, to the following person, it being specified that the total number of BSA T1 bis for which subscription is reserved under the terms of resolutions 24 to 27 will be equal to 1,872,668:

Beneficiary of BSA T1 bis	Maximum number "N" of new BSA T1 bis	Maximum subscription amount (in €)
MSI BVF SPV, LLC or any other fund managed or advised by the management company Magnitude Capital LLC	30,000	40,200

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWENTY-EIGHTH RESOLUTION (Cancellation of the preemptive subscription rights for New Enterprise Associates 17 L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 23rd resolution relating to the issuance of BSA T1 bis with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new BSA T1 bis appearing opposite their name below, to the following person:

Beneficiary of BSA T1 bis	Number "N" of new BSA T1 bis	Subscription amount (in €)
New Enterprise Associates 17 L.P. or any other fund managed or advised by NEA Management Company, LLC	1,166,986	1,563,761,24

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

TWENTY-NINTH RESOLUTION (Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 23rd resolution relating to the issuance of BSA T1 bis with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new BSA T1 bis appearing opposite their name below, to the following person:

Beneficiary of BSA T1 bis	Number "N" of new BSA T1 bis	Subscription amount (in €)
Growth Equity Opportunities 18 VGE, LLC	1,750,478	2,345,640.52

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

THIRTIETH RESOLUTION (Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 23rd resolution relating to the issuance of BSA T1 bis with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new BSA T1 bis appearing opposite their name below, to the following person:

Beneficiary of BSA T1 bis	Number "N" of new BSA T1 bis	Subscription amount (in €)
Samsara BioCapital, L.P.	861,098	1,153,871.32

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

THIRTY-FIRST RESOLUTION (Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 23rd resolution relating to the issuance of BSA T1 bis with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new BSA T1 bis appearing opposite their name below, to the following person:

Beneficiary of BSA T1 bis	Number "N" of new BSA T1 bis	Subscription amount (in €)
Perceptive Life Sciences Master Fund, Ltd.	343,231	459,929.54

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

THIRTY-SECOND RESOLUTION (Cancellation of the preemptive subscription rights for Deep Track Biotechnology Master Fund Ltd.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 23rd resolution relating to the issuance of BSA T1 bis with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new BSA T1 bis appearing opposite their name below, to the following person:

Beneficiary of BSA T1 bis	Number "N" of new BSA T1 bis	Subscription amount (in €)
Deep Track Biotechnology Master Fund Ltd.	2,059,386	2,759,577.24

19

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person within the aforementioned limit.

THIRTY-THIRD RESOLUTION (Capital increase by issuance of shares with warrants, without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, and duly noting that the share capital has been fully paid up, acting pursuant to the provisions of Articles L. 22-10-49, L. 225-129, L. 225-129-1, L. 225-129-2, L. 225-129-5, L. 225-135 and L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

having acquainted itself that the Company proceeded on October 11, 2024, in the context of a capital increase without shareholders’ preemptive subscription rights to the benefit of categories of persons, in accordance with Article L. 225-138 of the French Commercial Code, to the issuance, fully subscribed in cash, of (i) 34,600,507 new ordinary shares for a total gross amount, including issue premium, of EUR 46,710,684.45 and (ii) 35,399,481 pre-funded warrants, for a total gross amount, including issue premium, of EUR 47,435,304.54 at the time of issuance and increased to EUR 47,789,299.35 in the event of exercise of all pre-funded warrants (the “T1 Offering”) and the commitment made by the subscribers of the T1 Offering, subject to the satisfaction or waiver of the conditions precedent set out in the Company's press release published on October 14, 2024, to subscribe to an offering (the “T1bis Offering”) of new ordinary shares or pre-funded warrants and, subject to the satisfaction or exercise (by the subscribers representing 60% of all ABSAs and BSAs-BSAs), the conditions precedent set out in the Company's press release published on October 14, 2024 relating to the issuance, the subject of this resolution, to an offering (the “T2 Offering”) of new ordinary shares, each attached with a warrant for shares of the Company (the “ABSAs”) or pre-funded warrants (the “T2 BSAs”) each attached with a warrant to subscribe for shares of the Company (the “BSA-BSAs”) which would be reserved for them, the warrants attached to the ABSAs and the BSA-BSAs having the same characteristics (the “T3 BSAs”), subject to the condition precedent of the adoption of (i) resolutions 49 to 57, relating to the issuance of BSA-BSAs to named persons in connection with the T2 Offering and the cancellation of shareholders' preemptive subscription rights in favor of the said persons, (ii) resolutions 34 to 48 following, relating to the cancellation of shareholders' preemptive subscription rights for the benefit of the persons named therein (together the ABSAs Beneficiaries, the ABSAs Beneficiaries who have expressed the wish to subscribe to ABSAs rather than BSA-BSAs) pursuant to the provisions of Article L. 225-138 of the French Commercial Code, and, (iii) the foregoing resolutions 5 to 32 relating to the T1 bis Offering, it being specified that all the resolutions referred to in (i) to (iii) form an inseparable whole with this resolution and are interdependent:

1. Decides to proceed with the issuance, with cancellation of the shareholders' preemptive subscription rights in favor of the ABSAs Beneficiaries, of a maximum number of ABSAs equal to the natural number immediately greater than 57,359,992 divided by P2 where (i) the sum of this amount of 57,359,992 and that of 58,639,998.60 referred to in paragraph 1. of resolution 49 corresponds to the total amount of the T2 Offering (including the total amount for the exercise of the T2 BSAs, but excluding the total amount for the exercise of the T3 BSAs), i.e. approximately EUR 116 million, and (ii) P2 is the issue price of the ABSAs calculated as indicated in paragraph 3. below within the limit of a maximum nominal amount of EUR 849,777.66, excluding the capital increase following the exercise of the T3 BSAs attached to the shares, of EUR 0.01 each, it being specified that the said maximum nominal amount is not deducted from the nominal amount of the capital increase of seven hundred thousand euros (EUR 700,000) set out in 3) of the 21st resolution of the Combined General Meeting of June 20, 2024;

2. Decides that each ABSA Beneficiary shall be entitled to subscribe for (i) the "N" number of ABSAs calculated as set out in the table opposite its name in the number of resolutions 34 to 48 cancelling the preemptive subscription right in its favor and, where applicable, (ii), in excess of such N-number, to an additional number of ABSAs determined as follows, in the event that one or more ABSAs Beneficiaries do not subscribe to the number of ABSAs reserved for them (the Unsubscribed ABSAs). Each ABSA Beneficiary may indicate at the time of subscription the maximum number of additional ABSAs to which he wishes to subscribe. If the total of additional ABSA requests is less than or equal to the total of Unsubscribed ABSAs, each ABSA Beneficiary may subscribe to the number of ABSAs that he or she has indicated. If the total number of additional ABSA requests exceeds the total number of Unsubscribed ABSAs, a reduction in additional requests will be made under the same conditions as those provided for the reduction of reducible requests in the case of an offering with preferential subscription rights (each ABSA Beneficiary having a right proportional to its participation in the T1 Offering and the T1 bis Offering) and each ABSA Beneficiary will be able to subscribe to the number "N'' of ABSAs that will result from this calculation. If, at the end of this process, all Unsubscribed ABSAs have not been subscribed, the Unsubscribed ABSAs that have not been the subject of a request by the ABSAs Beneficiaries at the end of this process (the Unsubscribed ABSAs Balance) will be offered to the Beneficiaries of BSA-BSAs (as this term is defined in Resolution 49). If the total number of ABSAs requests by the Beneficiaries of the BSA-BSAs exceeds the Unsubscribed ABSAs Balance, a reduction in the additional requests will be made under the same conditions as those provided for the ABSAs Beneficiaries.

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3. Delegates full authority to the Board of Directors to set the subscription price per ABSA including premium, P2, which must be equal to the lesser of (i) 1 euro and thirty-five cents (EUR1.35), and (ii) the weighted average of the prices of the last five trading days on the regulated market of Euronext in Paris preceding the decision of the Board of Directors, or the Chief Executive Officer, as the case may be, to set the issue price of the said ABSAs, rounded down to the nearest or equal hundredth of a euro, each of the new ordinary shares making up the ABSAs issued under this resolution will be attached with one (1) T3 BSA;

4. Decides that the new ordinary shares comprising the ABSAs issued under this resolution shall be paid up in full in cash at the time of their subscription, which will be made exclusively by payment in cash, by payment in cash and/or by set-off against liquid and payable claims, at the time of their subscription;

5. Decides that the new ordinary shares comprising the ABSAs issued under this resolution will be created with current dividend rights from the date of their issuance and will be fully assimilated to the existing shares and subject to all the provisions of the articles of incorporation as well as to the decisions of the shareholders' meetings as of that date;

6. Decides that the new ordinary shares and the T3 BSAs that together make up the ABSAs will be detached as soon as the said new ordinary shares are settled and delivered;

7. Recalls that the ordinary shares to be issued pursuant to this resolution (including the shares to be issued upon exercise of the T3 BSAs) will be the subject of an application for admission to trading on the regulated market Euronext Paris;

8. Decides that if the subscriptions have not absorbed the entirety of the capital increase decided by this resolution, the Board of Directors may limit the amount of the said capital increase to the amount of the subscriptions received, subject to the agreement of the subscribers representing 60% of all ABSAs and BSA-BSAs (excluding the ABSAs and BSA-BSAs for which subscriptions have not been received);

9. Decides to set the main terms and conditions of the T3 BSAs as follows:

General	T3 BSAs are transferable securities giving access to capital within the meaning of Article L. 228-91 et seq. of the French Commercial Code. They will not be admitted to trading on the regulated market Euronext Paris or any other market for the exchange of financial securities.
Exercise Period

The T3 BSAs are exercisable for a period beginning on the day of the Company's publication of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of NASH without worsening fibrosis and improvement of liver fibrosis without worsening NASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027 (the T3 Triggering Event) and ending on the earlier of (x) the 45th calendar day following the day on which the T3 Triggering Event occurred and (y) the third business day (inclusive) prior to the T3 BSAs Maturity Date (the Maturity Date). Investors may renounce the T3 Triggering Event in which case the T3 BSAs may be exercised until the Maturity Date, without the need for the T3 Triggering Event to take place, with the prior agreement of investors representing 60% of all holders of the T3 BSAs in one of the following cases: (i) a person, alone or in concert, acquires control of the Company (control having the meaning provided for in Article L. 233-3 of the French Commercial Code), (ii) the announcement or filing of a tender offer, exchange offer, alternative offer, blended offer relating to the Company, (iii) a merger by which the interests of the Company's shareholders are diluted by 30% or more or (iv) the sale or transfer of significant rights or assets relating to lanifibranor to a person or entity in which the Company holds less than 51% of the capital or voting rights or (v) an agreement relating to lanifibranor that has or may reasonably be expected to have a material effect on the Company's business, financial condition or prospects.

The T3 BSAs not exercised within this period become null and void, and thus lose all value and all rights attached to them.

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Ratio	Each T3 BSA will give the right to R new ordinary shares of the Company, where R is equal to P2 divided by EUR 1.50, this exercise parity being determined with two decimal places rounded to the nearest hundredth immediately lower or equal, subject to the adjustment clauses set out in the characteristics of the T3 BSAs.
Exercise price and exercise conditions	Each new ordinary share subscribed through the exercise of the T3 BSAs will be subscribed at a price of EUR 1.50, i.e. EUR 0.01 nominal value and EUR 1.49 issue premium (without prejudice to the adjustment clauses set out in the characteristics of the T3 BSAs). The subscription price of the Company's shares issued upon exercise of the T3 BSAs must be paid up in full, at the time of exercise of the share subscription warrants, in cash (the holders must make their own business of any fractional shares).
Gross proceeds on exercise of all share subscription warrants	In the event of the exercise of all the T3 BSAs, the maximum gross proceeds from the exercise of the T3 BSAs (including on the exercise of the T3 BSAs attached to the BSAs-BSAs) will be a maximum amount of EUR 116,000,000, i.e. a capital increase of a maximum nominal amount of EUR 1,160,000, together with an issue premium of a maximum amount of EUR 14,840,000 (without prejudice to the adjustment clauses set out in the characteristics of the T3 BSAs).
Rights attached to shares resulting from the exercise of share subscription warrants and dividend date	The ordinary shares to be issued in the event of exercise of the T3 BSAs will be ordinary shares of the same class as the existing ordinary shares of the Company, which will be subject to all the provisions of the Company's articles of incorporation as well as to the decisions of the general meetings from their date of issuance.
Admission to trading of shares resulting from the exercise of share subscription warrants	The ordinary shares to be issued in the event of exercise of the T3 BSAs will be the subject of an application for admission to trading on the regulated market Euronext Paris on the same listing line as the Company's existing shares.
Retention of rights of holders of share subscription warrants	The rights of holders of share subscription warrants in the event of financial transactions will be maintained by adjusting the exercise conditions.

10. Takes note, in accordance with the provisions of Article L. 225-132, paragraph 6 of the French Commercial Code, that the decision to issue the T3 BSAs will automatically entail the waiver by the shareholders of their preemptive subscription rights to the shares to which the T3 BSAs entitle them;

11. Decides that in the event of a capital increase, absorption, merger, demerger (cission), or issuance of new securities or new transferable securities giving access to the capital, or other financial transactions involving a preemptive subscription right or reserving a priority subscription period for the benefit of the Company's shareholders, the Company shall be entitled to suspend the exercise of the T3 BSAs for a period not exceeding three months or any other period set by the applicable regulations (the period of exercise being extended by the same period);

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12. Decides that the Board of Directors shall have full authority to implement this decision, with the option of sub-delegation under the conditions set by law and regulations, within the limits and under the conditions specified above, for the purpose, without limitation, to:

-	record the satisfaction of the Conditions Precedent relating to the T2 Offering applicable to the implementation of this resolution, or, where applicable, the waiver of some of them;

-	determine the terms and conditions for the issuance of the ABSAs;

-	decide the issue price of the ABSAs;

-	decide the final number of ABSAs to be subscribed by each of the ABSA Beneficiaries;

-	decide on the issuance of the ABSAs within the framework of this decision;

-	determine the opening and closing dates of the subscription period;

-	collect from the final ABSAs Beneficiaries their subscription to the ABSAs;

-	close, if necessary early, the subscription period or extend its duration;

-	note the completion of the capital increase resulting from the issuance of the ABSAs;

-	enter into any agreement with a view to carrying out the issuance provided for in this resolution;

-	where applicable, charge the costs of the capital increase to the amount of the related premiums and deduct the sums necessary to endow the legal reserve;

-	have the new ordinary shares comprising the ABSAs admitted to trading on Euronext Paris;

-	carry out the publication and filing formalities relating to the completion of the capital increase resulting from the issuance of the ABSAs and the corresponding amendment of the Company's articles of incorporation;

-	finalize the determination of the Terms and Conditions of the T3 BSAs and, if necessary, modify or amend the terms;

-	do all that will be necessary or useful for the completion of the capital increases resulting from the exercise of the T3 BSAs (including, in particular, receiving the subscription price of the Company's new ordinary shares issued upon exercise of the T3 BSAs);

-	have the new ordinary shares issued upon exercise of the T3 BSAs admitted to trading on Euronext Paris;

-	record the capital increases resulting from the exercise of the T3 BSAs, and, if it deems it appropriate, charge the costs of the said capital increases to the amount of the premiums relating to these operations and deduct the sums necessary to endow the legal reserve;

-	carry out the publication and filing formalities corresponding to the completion of the capital increases resulting from the exercise of the T3 BSAs and the corresponding amendment of the Company's articles of incorporation;

-	set the terms and conditions under which the rights of holders of securities or other instruments giving or may give access to the Company's capital will be preserved;

-	make any adjustments to preserve the rights of T3 BSAs holders, in accordance with the legal and regulatory provisions and, where applicable, the contractual provisions of the T3 BSAs providing for other cases of adjustment; and

-	more generally, to do all that will be necessary or useful for the completion of the issuance and allocation provided for in this resolution, the listing and financial service of the securities issued pursuant to this resolution as well as the exercise of the rights attached thereto and to carry out all the resulting formalities.

13. Acknowledges that, in accordance with the law and regulations, the Board of Directors will report to the next ordinary general meeting on the use made of the delegation of powers conferred on it under this resolution;

14. Decides that this decision shall be implemented by the Board of Directors within eighteen (18) months of this General Meeting.

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THIRTY-FOURTH RESOLUTION (Cancellation of the preemptive subscription rights for Sofinnova Crossover I SLP)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Sofinnova Crossover I SLP	3,362,962	2,269,999.35

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

THIRTY-FIFTH RESOLUTION (Cancellation of the preemptive subscription rights for Yiheng Capital Management, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Yiheng Capital Management, L.P.	4,000,000	2,700,000

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

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THIRTY-SIXTH RESOLUTION (Cancellation of the preemptive subscription rights for BioDiscovery 6 FPCI)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
BioDiscovery 6 FPCI	12,296,296	8,299,999.80

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

THIRTY-SEVENTH RESOLUTION (Cancellation of the preemptive subscription rights for Invus Public Equities, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Invus Public Equities, L.P.	14,814,814	9,999,999.45

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

THIRTY-EIGHTH RESOLUTION (Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

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1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Samsara BioCapital, L.P.	13,274,074	8,959,999.95

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

THIRTY-NINTH RESOLUTION (Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Perceptive Life Sciences Master Fund, Ltd.	7,407,406	4,999,999.05

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTIETH RESOLUTION (Cancellation of the preemptive subscription rights for CVI Investments Inc.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

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1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
CVI Investment Inc.	1,333,332	899,999.10

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTY-FIRST RESOLUTION (Cancellation of the preemptive subscription rights for Biomedical Value Fund, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Biomedical Value Fund, L.P. or any other fund managed or advised by Great Point Partners, LLC	4,814,814	3,249,999.45

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTY-SECOND RESOLUTION (Cancellation of the preemptive subscription rights for Biomedical Offshore Value Fund, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

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1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Biomedical Offshore Value Fund, L.P. or any other fund managed or advised by Great Point Partners, LLC	2,592,592	1,749,999.60

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTY-THIRD RESOLUTION (Cancellation of the preemptive subscription rights for Schönfeld Global Master Fund, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Schonfeld Global Master Fund, L.P.	5,037,036	3,399,999.30

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTY-FOURTH RESOLUTION (Cancellation of the preemptive subscription rights for Eventide Healthcare Innovation Fund I, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

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1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Eventide Healthcare Innovation Fund, L.P.	10,118,518	6,829,999.65

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTY-FIFTH RESOLUTION (Cancellation of the preemptive subscription rights for Adage Capital Partners, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Adage Capital Partners, L.P.	2,962,962	1,999,999.35

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTY-SIXTH RESOLUTION (Cancellation of the preemptive subscription rights for Altamont Pharmaceutical Holdings, LLC)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

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1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Altamont Pharmaceutical Holdings, LLC	740,740	499,999.50

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTY-SEVENTH RESOLUTION (Cancellation of the preemptive subscription rights for Albemarle Life Sciences Fund, sub-fund of Avondale ICAV)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
Albemarle Life Sciences Fund, sub-fund of Avondale ICAV	740,740	499,999.50

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTY-EIGHTH RESOLUTION (Cancellation of the preemptive subscription rights for KVP Capital, LP)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 33rd resolution relating to the issuance of shares with warrants with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

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1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of new ordinary shares with warrants appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 33rd resolution:

ABSA Beneficiary	Maximum number "N" of shares (subject to the provisions of § 2 of the 33rd resolution)	Maximum subscription amount (in €) (subject to the provisions of § 2 of the 33rd resolution)
KVP Capital, LP	1,481,480	999,999.00

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, provided that this number shall not be less than the N shares reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 33rd resolution.

FORTY-NINTH RESOLUTION (Decision to issue share subscription warrants to share subscription warrants, without shareholders’ preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, and duly noting that the share capital has been fully paid up, acting pursuant to the provisions of Articles L. 22-10-49, L. 225-129, L. 225-129-1, L. 225-129-2, L. 225-129-5, L. 225-135 and L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

having acquainted itself that the Company proceeded on October 11, 2024, in the context of a capital increase without shareholders’ preemptive subscription rights to the benefit of categories of persons, in accordance with Article L. 225-138 of the French Commercial Code, to the issuance, fully subscribed in cash, of (i) 34,600,507 new ordinary shares for a total gross amount, including issue premium, of EUR 46,710,684.45 and (ii) 35,399,481 pre-funded warrants, for a total gross amount, including issue premium, of EUR 47,435,304.54 at the time of issuance and increased to EUR 47,789,299.35 in the event of exercise of all pre-funded warrants (the “T1 Offering”) and the commitment made by the subscribers of the T1 Offering, subject to the satisfaction or waiver of the conditions precedent set out in the Company's press release published on October 14, 2024, to subscribe to an issuance (the “T1bis Offering”) of new ordinary shares or pre-funded warrants and, subject to the satisfaction or exercise (by subscribers representing 60% of all ABSAs and BSA-BSAs) the conditions precedent set out in the Company's press release published on October 14, 2024 relating to the issuance subject to this resolution (the “T2 Offering Conditions Precedent”), to an offering (the “T2 Offering”) of new ordinary shares, each attached with a warrant to subscribe for shares of the Company (the “ABSAs”) or pre-funded warrants (the T2 BSAs) each attached with a warrant to subscribe for shares of the Company (the “BSA-BSAs”) reserved for them, the warrants attached to the ABSAs and the BSA-BSAs having the same characteristics (the T3 BSAs),

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subject to the condition precedent of the adoption of (i) resolutions 33 to 48, relating to the issuance of ABSAs to named persons in connection with the T2 Offering and the cancellation of shareholders' preemptive subscription rights in favor of the said persons, (ii) resolutions 50 and 57 following, relating to the cancellation of shareholders' preemptive subscription rights for the benefit of the persons named therein (together the “BSA-BSAs Beneficiaries”, the BSA-BSAs Beneficiaries being also subscribers of the T1 Offering and the T1 bis Offering who have expressed the wish to subscribe to BSA-BSAs rather than ABSAs) pursuant to the provisions of Article L. 225-138 of the French Commercial Code, and, (iii) the resolutions 5 to 32 in the context of the T1 bis Issue, it being specified that all the resolutions referred to in (i) to (iii) form an inseparable whole with this resolution and are interdependent:

1. Decides to proceed with the issuance, with cancellation of shareholders' preemptive subscription rights in favor of the BSA-BSAs Beneficiaries, of a maximum number of BSA-BSAs equal to the natural number immediately greater than 58,639,998.60 divided by P2 where (i) the sum of this amount of 58,639,998.60 and that of 57,359,992 referred to in 1. of resolution 49 corresponds to the total amount of the T2 Offering (including the total amount for the exercise of the T2 BSAs, but excluding the total amount for the exercise of the T3 BSAs), i.e. approximately EUR 116 million, and (ii) P2 is the sum of the subscription price of a BSA-BSA calculated as indicated in paragraph 3. below and of EUR 0.01, up to a limit of EUR 86,874,072, i.e. a maximum nominal amount of capital increase likely to result from the exercise of the T2 BSAs of EUR 868,740.72, to which may be added the nominal amount of the shares to be issued in order to preserve the rights of the holders of the T2 BSAs, excluding the capital increase following the exercise of the T3 BSAs attached to the T2 BSAs, it being specified that the said maximum nominal amount is not deducted from the nominal amount of the capital increase of seven hundred thousand euros (EUR 700,000) set out in 3) of the 21st resolution of the Combined general meeting of June 20, 2024;

2. Decides that each BSA-BSAs Beneficiary shall have the right to subscribe for (i) the number "N" of BSA-BSAs calculated as indicated in the table opposite its name in the number of resolutions 50 and 57 cancelling the preemptive subscription right in its favor and, where applicable (or in the case of resolutions 50 to 53 to the maximum number of "N" of BSA-BSAs appearing opposite its name in these resolutions), (ii), beyond this number N, to an additional number of BSA-BSAs determined as follows, in the event that one or more BSA-BSAs Beneficiaries do not subscribe to the number of BSA-BSAs reserved for them (the Unsubscribed BSA-BSAs). Each BSA-BSAs Beneficiary may indicate at the time of subscription the maximum number of additional BSAs to which he or she wishes to subscribe. If the total number of additional BSA-BSAs requests is less than or equal to the total of Unsubscribed BSA-BSAs, each BSA-BSAs Beneficiary may subscribe to the number of BSA-BSAs that he or she has indicated. If the total number of requests for additional BSA-BSAs exceeds the total number of Unsubscribed BSAs, a reduction in additional requests will be made under the same conditions as those provided for the reduction of requests on a reducible basis in the case of an offering with preferential subscription rights (each BSA-BSAs Beneficiary having a right proportional to its participation in the T1 Offering and the T1 bis Offering) and each BSA-BSA Beneficiary may subscribe to the number "N'' of BSA-BSAs resulting from this calculation. If, at the end of this process, all the Unsubscribed BSA-BSAs have not been subscribed, the Unsubscribed BSA-BSAs that have not been requested by the Beneficiaries of the BSA-BSAs (the Balance of the Unsubscribed BSA-BSAs) will be offered to the Beneficiaries of the ABSAs (as this term is defined in Resolution 33). If the total number of BSA-BSAs requests by the ABSAs Beneficiaries exceeds the Balance of the Unsubscribed BSA-BSAs, a reduction in the additional requests will be made under the same conditions as those provided for the ABSAs Beneficiaries. The Board of Directors will thus distribute the Unsubscribed BSA-BSAs by applying this rule and by allocating the BSA-BSAs forming a fractional basis as the Board of Directors as the case may be decided;

3. Delegates full authority to the Board of Directors to set the subscription price per BSA-BSA, P2, which must be equal to the lesser of (i) 1 euro and thirty-five cents (EUR 1.35), and (ii) the weighted average of the prices of the last five trading days on the regulated market of Euronext in Paris preceding the Board of Directors' decision, or the Chief Executive Officer, where applicable, rounded down to the nearest or equal hundredth of a euro, minus EUR 0.01;

4. Decides that the subscription price of the BSA-BSAs issued under this resolution shall be paid up in full upon subscription, by payment in cash, by payment in cash and/or by set-off against liquid and payable receivables, at the time of their subscription;

5. Decides that if the subscriptions have not absorbed the entire issuance decided by this resolution, the Board of Directors may limit the amount of the said issuance to the amount of the subscriptions received, subject to the agreement of the subscribers representing 60% of all the ABSAs and BSA-BSAs (excluding the ABSAs and BSA-BSAs for which the subscriptions have not been received);

6. Decides that the T2 BSAs and the T3 BSAs that together make up the BSA-BSAs will be detached as soon as they are issued;

7. Recalls that the ordinary shares to be issued under this resolution, upon exercise of the T2 BSAs or T3 BSAs, will be the subject of an application for admission to trading on the regulated market Euronext Paris;

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8. Decides to set the main terms and conditions of the T2 BSAs as follows:

General	T2 BSAs are transferable securities giving access to capital within the meaning of Article L. 228-91 et seq. of the French Commercial Code. They will not be admitted to trading on the regulated market Euronext Paris or any other market for the exchange of financial securities.
Exercise Period	The T2 BSAs are exercisable for a period of ten (10) years from their date of issuance. The T2 BSAs not exercised within this period become null and void, and thus lose all value and all rights attached to them.
Ratio	Each T2 BSA will entitle the Company to one new ordinary share, subject to the adjustment clauses set out in the T2 BSAs specifications.
Exercise price and exercise conditions	Each new ordinary share subscribed through the exercise of a T2 BSA will be subscribed at a price of EUR 0.01 (without prejudice to the adjustment clauses set out in the characteristics of the T2 BSAs), it being recalled that the BSA-BSAs will be subscribed at an issue price equal to that of the ABSAs minus the nominal value of one ordinary share, i.e. EUR 0.01. The subscription price of the Company's shares issued upon exercise of the T2 BSAs must be fully paid up, at the time of exercise of the share subscription warrants, in cash (the holders must be personally responsible for any fractional shares).
Rights attached to shares resulting from the exercise of share subscription warrants and dividend date	The ordinary shares to be issued in the event of the exercise of the T2 BSAs will be ordinary shares of the same class as the Company's existing ordinary shares. They will carry current dividend rights, will be assimilated to existing shares and will be subject to all the provisions of the Company's articles of incorporation as well as to the decisions of shareholders' meetings from their date of issuance.
Admission to trading of shares resulting from the exercise of share subscription warrants	The ordinary shares to be issued in the event of the exercise of the T2 BSAs will be the subject of an application for admission to trading on the regulated market Euronext Paris on the same listing line as the Company's existing shares.
Retention of rights of holders of share purchase warrants	The rights of holders of share subscription warrants in the event of financial transactions will be maintained by adjusting the exercise conditions.

9. Decides to set the main terms and conditions of the T3 BSAs as follows:

General	T3 BSAs are transferable securities giving access to capital within the meaning of Article L. 228-91 et seq. of the French Commercial Code. They will not be admitted to trading on the regulated market Euronext Paris or any other market for the exchange of financial securities.
Exercise Period

The T3 BSAs are exercisable for a period beginning on the day of the Company's publication of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of NASH without worsening fibrosis and improvement of liver fibrosis without worsening NASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027 (the T3 Triggering Event) and ending on the earlier of (x) the 45th calendar day following the day on which the T3 Triggering Event occurred and (y) the third business day (inclusive) prior to the T3 BSA Maturity Date (the Maturity Date). Investors may renounce the T3 Triggering Event in which case the T3 BSAs may be exercised until the Maturity Date, without the need for the T3 Triggering Event to take place, with the prior agreement of investors representing 60% of all holders of the T3 BSAs in one of the following cases: (i) a person, alone or in concert, acquires control of the Company (control having the meaning provided for in Article L. 233-3 of the French Commercial Code), (ii) the announcement or filing of a tender offer, exchange offer, alternative offer, blended offer relating to the Company, (iii) a merger by which the interests of the Company's shareholders are diluted by 30% or more or (iv) the sale or transfer of significant rights or assets relating to lanifibranor to an entity in which the Company holds less than 51% of the capital or voting rights or (v) an agreement relating to lanifibranor that has or could reasonably be expected to have a material effect on the Company's business, financial condition or prospects.

T3 BSAs not exercised within this period become null and void, and thus lose all value and all rights attached to them.

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Ratio	Each T3 BSA will entitle the Company to R new ordinary shares, where R is equal to P2 divided by EUR 1.50, this exercise parity being determined with two decimal places rounded to the nearest hundredth immediately lower or equal, subject to the adjustment clauses set out in the characteristics of the T3 BSAs.
Exercise price and exercise conditions	Each new ordinary share subscribed through the exercise of the T3 BSA will be subscribed at a price of EUR 1.50, i.e. EUR 0.01 nominal value and EUR 1.49 issue premium (without prejudice to the adjustment clauses set out in the characteristics of the T3 BSAs). The subscription price of the Company's shares issued upon exercise of the T3 BSAs must be paid up in full, at the time of exercise of the share subscription warrants, in cash (the holders must make their own business of any fractional shares).
Gross proceeds on exercise of all share subscription warrants	In the event of the exercise of all the T3 BSAs, the maximum gross proceeds from the exercise of the T3 BSAs (including on the exercise of the T3 BSAs attached to the ABSAs) will be a maximum amount of EUR 116,000,000, i.e. a capital increase of a maximum nominal amount of EUR 1,160,000, together with an issue premium of a maximum amount of EUR 114,840,000 (without prejudice to the adjustment clauses set out in the characteristics of the T3 BSAs).
Rights attached to shares resulting from the exercise of share subscription warrants and dividend date	The ordinary shares to be issued in the event of exercise of the T3 BSAs will be ordinary shares of the same class as the existing ordinary shares of the Company, which will be subject to all the provisions of the Company's articles of incorporation as well as to the decisions of the general meetings from their date of issuance.
Admission to trading of shares resulting from the exercise of share subscription warrants	The ordinary shares to be issued in the event of exercise of the T3 BSAs will be the subject of an application for admission to trading on the regulated market Euronext Paris on the same listing line as the Company's existing shares.
Retention of rights of holders of share subscription warrants	The rights of holders of share subscription warrants in the event of financial transactions will be maintained by adjusting the exercise conditions.

10. Takes note, in accordance with the provisions of Article L. 225-132, paragraph 6 of the French Commercial Code, that the decision to issue the BSA-BSAs will automatically entail the waiver of shareholders' preemptive subscription rights to the shares to which the T2 BSAs and the T3 BSAs entitle them;

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11. Decides that in the event of a capital increase, absorption, merger, demerger (cission), or issuance of new securities or new transferable securities giving access to the capital, or other financial transactions involving a preemptive subscription right or reserving a priority subscription period for the benefit of the Company's shareholders, the Company shall be entitled to suspend the exercise of the T2 BSAs and/or the T3 BSAs for a period that may not exceed three months or any other period set by the applicable regulations (the period of exercise being extended by the same period);

12. Decides that the Board of Directors shall have full authority to implement this decision, with the option of sub-delegation under the conditions set by law and regulations, within the limits and under the conditions specified above, for the purpose of, but not limited to:

-	record the satisfaction of the T2 Offering Conditions Precedent applicable to the implementation of this resolution, or, where applicable, the waiver of some of them;

-	determine the terms and conditions for the issuance of BSAs;

-	decide the subscription price of the BSA-BSAs;

-	decide on the final number of BSA-BSAs to be subscribed to by each of the Beneficiaries;

-	decide on the issuance of the BSA-BSAs within the framework of this decision;

-	determine the opening and closing dates of the subscription period for the BSA-BSAs;

-	collect from the Beneficiaries of the final BSA-BSAs their subscription to the BSA-BSAs;

-	close, if necessary early, the subscription period or extend its duration;

-	record the final completion of the issuance of the BSA-BSAs;

-	enter into any agreement with a view to carrying out the issuance provided for in this resolution;

-	finalize the determination of the terms and conditions of the T2 BSAs and the T3 BSAs;

-	record the capital increases resulting from the exercise of the T2 BSAs or T3 BSAs, and if it deems it appropriate, charge the costs of the said capital increases to the amount of the premiums relating to these operations and deduct the sums necessary to endow the legal reserve;

-	have the new ordinary shares resulting from the exercise of the T2 and/or T3 BSAs admitted to trading on Euronext Paris;

-	do all that will be necessary or useful for the completion of the capital increases resulting from the exercise of the T2 BSAs or the T3 BSAs (including, in particular, receiving the subscription price of the Company's new ordinary shares issued upon exercise of the said warrants);

-	carry out the publication and filing formalities corresponding to the completion of the capital increase resulting from the exercise of the T2 BSAs or the T3 BSAs and the corresponding amendment of the Company's articles of incorporation;

-	set the terms and conditions under which the rights of holders of securities or other instruments giving or may give access to the Company's capital will be preserved;

-	make any adjustments to preserve the rights of holders of T2 BSAs or T3 BSAs, in accordance with the legal and regulatory provisions and, where applicable, the contractual provisions of the T2 BSAs or T3 BSAs providing for other cases of adjustment; and

-	more generally, to do all that will be necessary or useful for the completion of the issuance and allocation provided for in this resolution, the listing and financial service of the securities issued pursuant to this resolution as well as the exercise of the rights attached thereto and to carry out all the resulting formalities.

13. Acknowledges that, in accordance with the law and regulations, the Board of Directors will report to the next Ordinary General Meeting on the use made of the delegation of powers granted under this resolution;

14. Decides that this decision shall be implemented by the Board of Directors within eighteen (18) months of this meeting.

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FIFTIETH RESOLUTION (Cancellation of the preemptive subscription rights for Biotechnology Value Fund, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 49th resolution relating to the issuance of BSA-BSAs (as this term is defined in 1. of the 49th resolution) with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the maximum number N of BSA-BSAs appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 49th resolution, it being specified that the maximum total number of BSA-BSAs for which subscription is reserved under the terms of resolutions 50 to 53 will be equal to 20.207.406, supplemented by the number determined in accordance with 3. of the 49th resolution:

Beneficiary of BSA-BSAs	Maximum number "N" of shares (subject to the provisions of § 2 of the 49th resolution)	Corresponding maximum subscription amount (in €) for reference only (subject to the provisions of § 2 of the 49th resolution)
Biotechnology Value Fund, L.P. or any other fund managed or advised by the management company BVF Partners L.P.	11,128,000	7,400,120

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, it being specified that (i) the total number of BSA-BSAs for which subscription is reserved under resolutions 50 to 53 shall not be less than 10,103,703, and (ii) the number of BSA-BSAs to be issued to the above-mentioned person shall not exceed this number N plus the number determined in accordance with 3. of the 49th resolution.

FIFTY-FIRST RESOLUTION (Cancellation of the preemptive subscription rights for Biotechnology Value Fund II, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 49th resolution relating to the issuance of BSA-BSAs (as this term is defined in 1. of the 49th resolution) with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the maximum number N of BSA-BSAs appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 49th resolution, it being specified that the maximum total number of BSA-BSAs for which subscription is reserved under the terms of resolutions 50 to 53 will be equal to 20,207,406, supplemented by the number determined in accordance with 3. of the 49th resolution:

Beneficiary of BSA-BSAs	Maximum number "N" of shares (subject to the provisions of § 2 of the 49th resolution)	Corresponding maximum subscription amount (in €) for reference only (subject to the provisions of § 2 of the 49th resolution)
Biotechnology Value Fund II, L.P. or any other fund managed or advised by the management company BVF Partners L.P.	8,988,000	5,977,020

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, it being specified that (i) the total number of BSA-BSAs for which subscription is reserved under resolutions 50 to 53 shall not be less than 10,103,703, and (ii) the number of BSA-BSAs to be issued to the above-mentioned person shall not exceed this number N plus the number determined in accordance with 3. of the 49th resolution.

FIFTY-SECOND RESOLUTION (Cancellation of the preemptive subscription rights for Biotechnology Value Trading Fund OS, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 49th resolution relating to the issuance of BSA-BSAs (as this term is defined in 1. of the 49th resolution) with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the maximum number N of BSA-BSAs appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 49th resolution, it being specified that the maximum total number of BSA-BSAs for which subscription is reserved under the terms of resolutions 50 to 53 will be equal to 20,207,406, supplemented by the number determined in accordance with 3. of the 49th resolution:

Beneficiary of BSA-BSAs	Maximum number "N" of shares (subject to the provisions of § 2 of the 49th resolution)	Corresponding maximum subscription amount (in €) for reference only (subject to the provisions of § 2 of the 49th resolution)
Biotechnology Value Trading Fund OS, L.P. or any other fund managed or advised by the management company BVF Partners L.P.	1,112,800	740,012

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, it being specified that (i) the total number of BSA-BSAs for which subscription is reserved under resolutions 50 to 53 shall not be less than 10,103,703, and (ii) the number of BSA-BSAs to be issued to the above-mentioned person shall not exceed this number N plus the number determined in accordance with 3. of the 49th resolution.

FIFTY-THIRD RESOLUTION (Cancellation of the preemptive subscription rights for MSI BVF SPV, LLC)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 49th resolution relating to the issuance of BSA-BSAs (as this term is defined in 1. of the 49th resolution) with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved for them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the maximum number N of BSA-BSAs appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 49th resolution, it being specified that the maximum total number of BSA-BSAs for which subscription is reserved under the terms of resolutions 50 to 53 will be equal to 20,207,406, supplemented by the number determined in accordance with 3. of the 49th resolution:

Beneficiary of BSA-BSAs	Maximum number "N" of shares (subject to the provisions of § 2 of the 49th resolution)	Corresponding maximum subscription amount (in €) for reference only (subject to the provisions of § 2 of the 49th resolution)
MSI BVF SPV, LLC or any other fund managed by the management company Magnitude Capital LLC	449,400	298,851

2. Delegates all powers to the Board of Directors to determine the number of shares to be issued to the above-mentioned person, it being specified that (i) the total number of BSA-BSAs for which subscription is reserved under resolutions 50 to 53 shall not be less than 10,103,703, and (ii) the number of BSA-BSAs to be issued to the above-mentioned person shall not exceed this number N plus the number determined in accordance with 3. of the 49th resolution.

FIFTY-FOURTH RESOLUTION (Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 49th resolution relating to the issuance of BSA-BSAs (as this term is defined in 1. of the 49th resolution) with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved to them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of BSA-BSAs appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 49th resolution:

Beneficiary of BSA-BSAs	Maximum number "N" of shares (subject to the provisions of § 2 of the 49th resolution)	Corresponding maximum subscription amount (in €) for reference only (subject to the provisions of § 2 of the 49th resolution)
New Enterprise Associates 17 L.P. or any other fund managed by NEA Management Company, LLC	14,814,814	9,851,851.31

2. Delegates all powers to the Board of Directors to determine the number of BSA-BSAs to be issued to the above-mentioned person, provided that this number shall not be less than the N of BSA-BSAs reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 49th resolution.

FIFTY-FIFTH RESOLUTION (Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 49th resolution relating to the issuance of BSA-BSAs (as this term is defined in 1. of the 49th resolution) with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved to them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of BSA-BSAs appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 49th resolution:

Beneficiary of BSA-BSAs	Maximum number "N" of shares (subject to the provisions of § 2 of the 49th resolution)	Corresponding maximum subscription amount (in €) for reference only (subject to the provisions of § 2 of the 49th resolution)
Growth Equity Opportunities 18 VGE, LLC or any other fund managed or advised by the same management company	22,222,222	14,777,777.63

2. Delegates all powers to the Board of Directors to determine the number of BSA-BSAs to be issued to the above-mentioned person, provided that this number shall not be less than the N of BSA-BSAs reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 49th resolution.

FIFTY-SIXTH RESOLUTION (Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 49th resolution relating to the issuance of BSA-BSAs (as this term is defined in 1. of the 49th resolution) with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved to them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of BSA-BSAs appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 49th resolution:

Beneficiary of BSA-BSAs	Maximum number "N" of shares (subject to the provisions of § 2 of the 49th resolution)	Corresponding maximum subscription amount (in €) for reference only (subject to the provisions of § 2 of the 49th resolution)
Perceptive Life Sciences Master Fund, Ltd.	7,407,408	4,925,926.32

2. Delegates all powers to the Board of Directors to determine the number of BSA-BSAs to be issued to the above-mentioned person, provided that this number shall not be less than the N of BSA-BSAs reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 49th resolution.

FIFTY-SEVENTH RESOLUTION (Cancellation of the preemptive subscription rights for Deep Track Biotechnology Master Fund, Ltd.)

The General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, having acquainted itself with the Board of Directors' report and the Statutory Auditors' special report prepared in accordance with the provisions of Articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code, subject to the adoption of the 49th resolution relating to the issuance of BSA-BSAs (as this term is defined in 1. of the 49th resolution) with cancellation of the shareholders' preemptive subscription rights, for the benefit of named persons,

1. Decides to cancel the shareholders' preemptive subscription rights reserved to them pursuant to the provisions of Article L. 225-132 of the French Commercial Code and to grant, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, the right to subscribe for the number N of BSA-BSAs appearing opposite their name below, to the following person, this number N being subject to increase by a number determined in accordance with point 3. of the 49th resolution:

Beneficiary of BSA-BSAs	Maximum number "N" of shares (subject to the provisions of § 2 of the 49th resolution)	Corresponding maximum subscription amount (in €) for reference only (subject to the provisions of § 2 of the 49th resolution)
Deep Track Biotechnology Master Fund. Ltd.	22,222,222	14,777,777.63

2. Delegates all powers to the Board of Directors to determine the number of BSA-BSAs to be issued to the above-mentioned person, provided that this number shall not be less than the N of BSA-BSAs reserved for them, nor exceed this number N plus the number determined in accordance with point 3 of the 49th resolution.

FIFTY-EIGHTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary general Meetings having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and duly noting that the share capital has been fully paid up, and acting pursuant to Articles L. 225- 129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L.22-10-49, L. 22-10-51, L. 225-138 and Articles L. 228-91 et seq. of the French Commercial Code,

1. Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, in France and/or abroad, in euros or in any other currency or currency unit established by reference to several currencies, without shareholders’ preemptive subscription rights, for the benefit of certain specific categories of beneficiaries, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company

2. Decides that the maximum nominal amount of the capital increases that may be performed pursuant to this delegation shall not exceed seven hundred thousand euros (EUR 700,000), it being specified that the nominal amount of the capital increases that may result from this resolution as well as from the 59th resolution and the resolutions referred to in the 63rd resolution submitted to this General Meeting, will be deducted from this common ceiling. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3. Decides that securities giving access to ordinary shares to be issued by the Company may consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediated securities and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed one hundred and fifty million euros (EUR 150,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies.

4. Decides to waive the shareholders’ preemptive subscription right to ordinary shares and securities that can be issued pursuant to this resolution, and to reserve the ordinary shares and securities to be issued pursuant to this resolution for certain specific categories of beneficiaries presenting any of the following characteristics:

i.	natural or legal persons (including companies) trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or

ii.	companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or

iii.	French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an offering intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued.

5. Decides that the Board of Directors, with the right to subdelegate under the conditions provided by French law, will have full authority to implement this resolution, and in particular to determine the list of beneficiaries in accordance with the aforementioned categories of beneficiaries who will benefit from such capital increases and/or issuances of securities, as well as the number of securities to be allocated to each beneficiary.

6. Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company pursuant to this resolution, the Board of Directors may limit the issuance to the amount of subscriptions received, provided that this amount reaches at least three-quarters of the issuance decided upon.

7. Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights to ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them

8. Decides that the issuance price of the ordinary shares and securities to be issued pursuant to this resolution will be determined by the Board of Directors, with the right to subdelegate under the conditions provided by French law, pursuant to Articles L. 225-138 II of the French Commercial Code, and will at least be equal:

(i)	for the ordinary shares, either to:

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing, or

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris chosen from a period comprising between three and seven consecutive trading days, from the 30 trading days preceding the pricing date;

which may be reduced by maximum discount of 15% and the Board of Directors may freely use any of the two formulas set forth above, and

(ii)	(a) the issuance price of shares that may result from the exercise, conversion, exchange or redemption of securities giving access to the Company's capital issued under this authorization may be determined, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issuance of said securities (for example, on exercise, conversion, redemption or exchange), in which case the maximum discount referred to above may be determined, if the Board of Directors sees fit, on the date of application of said formula (and not on the date of issuance of the securities), and (b) the issuance price of the securities to be issued under this resolution, other than shares, will be such that the amount immediately received by the Company plus, where applicable, any amount that may subsequently be received by the Company, for each share issued as a result of the issuance of such securities, is at least equal to the amount referred to in paragraph (i) above.

9. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

●	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give entitlement to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

●	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

●	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

●	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

●	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

●	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any financial market located outside the European Economic Area; and

●	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully

10. Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore renders ineffective the delegation granted by the Combined General Meeting of June 20, 2024 in its 25th resolution.

The Board of Directors will prepare a report for the next Ordinary General Meeting of the final terms of the operations performed in accordance with this resolution.

FIFTY-NINTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary Shareholders’ Meetings, and having reviewed the Board of Directors’ report and the Statutory Auditors’ special report prepared in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, Articles L. 225-129-2, L. 225- 129-6, L. 225-138 I of the French Commercial Code, and Article L.3332-18 et seq. of the French Code du travail.

1. Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, on its own initiative, of ordinary shares of the Company and/or securities giving access immediately and/or in the future, to ordinary shares to be issued by the Company, reserved for employees of the Company and its affiliates pursuant to Article L. 225-180 of the French Commercial Code, who are members of a company savings plan, to be instituted at the initiative of the Company and/or any mutual funds through the intermediary from which the new shares thus issued would be subscribed by them.

2. Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed three thousand euros (EUR 3,000), it being specified that this cap will count towards the overall cap of seven hundred thousand euros (EUR 700,000) stipulated in set out in 3) of resolution 58. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3. Decides, to waive shareholders’ preemptive rights to ordinary shares of the Company and/or securities to be issued, where applicable freely granted, pursuant to this resolution which includes the waiver of the shareholders’ preemptive subscription rights to the ordinary shares of the Company to which the securities that would be issued pursuant to this resolution entitle them.

4. Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company shares to which any securities issued pursuant to this resolution may entitle them.

5. Decides that the issuance price for new shares or securities to be issued pursuant to this resolution shall be set in accordance with Article L. 3332-19 of the French Code du travail, and decide to set the maximum discount at 20%. However, the General Shareholders’ Meeting expressly authorizes the Board of Directors to reduce this discount or not to grant it, in particular in accordance with the regulations applicable in the countries where the new shares or securities to be issued will be offered.

6. Decides, pursuant to the provisions of Article L.3332-21 of the French Code du travail, that the Board of Directors may freely grant to the beneficiaries, as defined above, newly issued shares or shares to be issued or other securities giving access to the Company's share capital to be issued or already issued in respect of (i) the contribution that may be paid pursuant to the regulations governing company savings plans, and/or (ii) where applicable, the discount.

7. Decides that, in the event that the beneficiaries as defined above have not subscribed to the entire share capital increase within the time limit allotted, the share capital increase would only be performed for the amount of the shares subscribed, and that the unsubscribed shares may be offered again to the said beneficiaries within the scope of a subsequent capital increase.

8. Decides that the Board of Directors will have full authority, within the limits and conditions specified above, to determine the terms and conditions of share capital increases, defer them, and in particular to:

●	establish a savings plan, in accordance with Articles L. 3332-1 et seq. of the French Code du travail;

●	decide that the issuances may be performed directly to the advantage of the beneficiaries or through collective securities investment funds (UCITS);

●	determine the terms and conditions of the issuances, to be made pursuant to this resolution and in particular dividend rights, the terms and conditions for paying up, the subscription price of ordinary shares or securities giving access to the capital under the legal conditions;

●	determine the opening and closing dates of subscriptions;

●	set the timeframe allotted to subscribers for the payment of their ordinary shares or securities giving access to the share capital of the Company;

●	take all due measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

●	record the completion of the share capital increases performed pursuant to this resolution and amend the by-laws accordingly, perform any and all formalities and statements, and call for any authorizations;

●	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

●	have shares, securities to be issued or shares to be issued by the exercise of the right attached to the securities giving access to the share capital, admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

●	perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

9. Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting dated June 20, 2024 in its 30th resolution.

SIXTIETH RESOLUTION (Authorization to the Board of Directors to allocate shares free of charge to members of the salaried staff and/or to certain corporate officers)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors, duly noting that the share capital has been fully paid up, and pursuant to in accordance with the provisions of Articles L. 225-197-1 and L. 225-197-2 of the French Commercial Code,

1. Authorizes the Board of Directors to proceed with, on one or more occasions, the allocation of free ordinary shares of the Company, existing or to be issued, to the benefit of:

●	employees of the Company or of companies directly or indirectly related to it, to the within the meaning of Article L.225-197-2 of the French Commercial Code, and/or

●	corporate officers who meet the conditions set out in Article L.225-197-1, II of the French Commercial Code,

the identity of which shall be determined by the Board of Directors in accordance with the allocation criteria and conditions defined by it, it being reminded (i) that no shares may be allocated to employees and corporate officers each holding more than 10% of the Company's share capital and (ii) that a free allocation may not have the effect of conferring on any employee or corporate officer more than 10% of the Company's share capital. Only Company shares held directly by an employee or corporate officer for less than seven years are included in this percentage.

2. Decides that the total number of free shares granted may not exceed 15% of the share capital on the date of the grant decision by the Board of Directors, it being specified that the nominal amount of all increases of capital that may be carried out pursuant to this resolution may not exceed a nominal ceiling of four hundred and fifty thousand euros (€450,000) set in paragraph 2 of the 60th resolution.

3. Decides that the Board of Directors shall have the power to adjust the number of free shares granted, within the limit of the aforementioned ceiling, in the event of transactions affecting the Company's share capital that may be carried out, in order to preserve the rights of the beneficiaries. In the event of an adjustment, the shares granted will be deemed to have been granted on the same day as the shares initially granted.

4. Decides that free shares granted to a given beneficiary by the Board of Directors which would not give rise to a definitive grant at the end of the Vesting Period (as defined below) may be the subject of a new grant and will then no longer be taken into account for the calculation of the ceiling defined above.

5. Decides, in accordance with the wording of Article L.225-197-1 of the French Commercial Code, that the granting of free shares to their beneficiaries will be definitive at the end of a vesting period, the duration of which will be set by the Board of Directors, but may not be less than one (1) year from the date of the Board's decision to grant (the "Vesting Period"), which may be subject to a lock-up obligation for the shares that runs from the date of the definitive grant of the shares (the "Retention Period"), it being specified that the cumulative period of the Vesting Period and the Retention Period may not be less than two (2) years.

As an exception, the definitive grant will take place before the end of the Vesting Period in the event of the death of the beneficiary. and in the event of disability of the beneficiary corresponding to the classification in the second and third of the categories provided in Article L.341-4 of the French Code de la Sécurité Sociale.

6. Acknowledges that this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the ordinary shares to be issued on the basis of this authorization.

7. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

●	set, in accordance with the legal conditions and limits, the dates on which the allocations will be made;

●	set the conditions and criteria for the allocation of free shares and, in particular, determine whether the free shares allocated are shares to be issued or existing shares, it being specified that the Board of Directors may defer its choice until the day before the end of the Vesting Period;

●	in the event of the issuance of new shares, charge, if necessary, the sums required to pay up the said shares to reserves, profits or issue premiums, record the completion of the capital increases carried out pursuant to this authorization, make the corresponding amendments to the bylaws and accomplish all necessary acts and formalities;

●	determine, in accordance with these conditions and criteria, the identity of the beneficiaries of the bonus share allocation and the number of shares allocated to each of them, as well as the terms and conditions for the allocation of the shares, and in particular the duration of the Vesting Period and the Retention Period for the shares thus allocated within the following limits fixed;

●	subject, where applicable, the definitive acquisition of all or part of the shares, to the achievement of one or more of the following conditions of performance that it will determine, it being specified that the allocations to the benefit of the executives corporate officers may only act (i) under the conditions provided for in Article L.22-10-60 of the French Commercial Code, or (ii) under the conditions provided for in Article L.225-197-6 of the French (ii) subject to the fulfillment of performance conditions that the Board of Directors may set determine and in compliance with the conditions of Article L. 225-197-1 II of the French Commercial Code;

●	decide on the number of shares to be issued or existing shares;

●	adjust the number of free shares granted during the Vesting Period, if necessary, to take into account any transactions affecting the Company's share capital in order to preserve the rights of the beneficiaries under the terms and conditions that it may freely determine; and

●	record the completion of the capital increases up to the amount of shares that will actually be issued allocated free of charge to persons designated by the Board of Directors, amend the bylaws, deduct the sums necessary to increase the legal reserve to one-tenth of the new share capital after each increase, and to proceed with all formalities and declarations, to request any authorizations that may be necessary for the completion and successful completion of this issuance, enter into any agreement, in particular to reach the completion of the planned issues, take all measures and carry out all formalities necessary for the issuance, the listing and to the financial service of the securities issued pursuant to this delegation, as well as to the exercise of the rights which are attached to it, and generally do what is necessary.

8. Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Shareholders’ Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Shareholders’ Meeting dated June 20, 2024 in its 32nd resolution.

SIXTY-FIRST RESOLUTION (Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for extraordinary general Meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Article L. 225-177 and seq. of the French Commercial Code,

1. Authorizes the Board of Directors to grant, on one or more occasions, share subscription or share purchase options to employees or corporate officers of the Company or French or foreign companies or groups related to it within the meaning of Article L.225-180 of the French Commercial Code, or certain categories of them.

2. Decides that the total number of options that may be granted under this resolution may not give entitlement to subscribe to or acquire a total number of new or existing shares representing more than 15% of the share capital on the date of the decision to subscribe to or acquire them granted by the Board of Directors, it being specified that the nominal amount of all capital increases that may be carried out pursuant to this resolution shall be deducted from the ceiling of four hundred and fifty thousand euros (€450,000) set out in paragraph 2. of the 60th resolution of this General Meeting.

3. Resolves that the shares that may be obtained by exercising the share purchase options granted under this resolution may be acquired by the Company, as the case may be, under the share buyback program covered by the 19th resolution of the General Meeting dated 20 June 2024 pursuant to Article L.22-10-62 of the French Commercial Code or any share buyback program previously or subsequently applicable.

4. Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company shares to which any securities issued pursuant to this resolution may entitle them.

5. Decides that the exercise price of the options granted under this resolution will be set by the Board of Directors as follows:

●	the exercise price of the share subscription option shall not be less than 80% of the average purchase price of the Company's shares on Euronext Paris regulated market during the twenty (20) trading sessions preceding the day on which the options are granted,

●	in addition, the exercise price of the share purchase options shall not be less than 80% of the average purchase price of the shares held by the Company under the share buyback program authorized according to the 19th resolution submitted to the General Meeting dated 20 June 2024 pursuant to Article L.22-10-62 of the French Commercial Code or any share buyback program previously or subsequently applicable.

6. Decides that the options granted must be exercised within a period of 10 years from the date of their grant by the Board of Directors.

7. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

●	set, in accordance with legal conditions and limits, the dates on which the options will be granted;

●	determine the list of beneficiaries, the number of options granted to each of them and the terms and conditions for granting and exercising of the options;

●	set the conditions for exercising the options and, in particular, limit, restrict or prohibit (a) the exercise of the options (including, as the case may be, performance conditions to be met) or (b) the sale of the shares obtained by exercising the options, during certain periods or following certain events, and its decision may (i) relate to all or part of the options and (ii) concern all or part of the beneficiaries;

●	decide the conditions under which the price and/or the number of shares to be subscribed or acquired will be adjusted in the cases provided for by French law; and

●	more generally, enter into all agreements, draw up all documents, record capital increases following the exercise of the options, amend the bylaws accordingly if necessary, carry out all formalities and make all declarations to all authority and do all that would otherwise be necessary.

8. Decides that the aforementioned delegation is granted for a period of 38 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Meeting dated June 20, 2024 in its 33rd resolution.

The Board of Directors will inform the Shareholders' Meeting each year of the operations carried out in the context of this resolution.

SIXTY-SECOND RESOLUTION (Delegation of authority to the Board of Directors to decide on the issuance of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, and in accordance with the provisions of Article L. 225-138, L. 225-129-2, L. 228-91 and seq. of the French Commercial Code,

1. Delegates to the Board of Directors its authority to issue, on one or more occasions, a maximum number of twenty million (20,000,000) of ordinary share subscription warrants (the "2024-2 BSAs "), without shareholders' preferential subscription right to the said 2024-2 BSAs, each 2024-2 BSAs giving the right to subscribe for one ordinary share of the Company with a par value of 0.01 euro, i.e. within the limit of a maximum number of twenty million (20,000,000) ordinary shares.

2. Decides, consequently, that the nominal amount of the capital increases likely to be carried out in the future pursuant to this delegation will correspond to the issuance of twenty million (20,000,000) ordinary shares with a nominal value of 0.01 euro, to which may be added the nominal amount of the shares to be issued in order to preserve the rights of the holders of the 2024-2 BSAs, if such reservation would be necessary, it being specified that this ceiling is deducted from the ceiling of four hundred and fifty thousand euros (€450,000) set out in paragraph 2 of the 60th resolution of this General Meeting.

3. Decides to cancel the shareholders' preferential subscription right to the 2024-2 BSAs and to reserve the subscription of the said 2024-2 BSAs in favor of natural or legal entities meeting one of the following :

●	executive employees or executive officers or members of the Company's management team who are not corporate officers, or

●	members of the Board of Directors (including members of any research committee or those serving as censor) in office on the date of grant of the warrants, who are not executive officers of the Company or one of its subsidiaries, or consultants, managers or partners of companies providing services to the Company that have entered into a consulting or service agreement with the Company in force at the time of use of this delegation by the Board of Directors, or

●	employees of the Company or a subsidiary of the Company,

(together, the "Beneficiaries").

4. Specifies that pursuant to the provisions of Articles L.228-91 and L.225-132 of the French Commercial Code, this decision entails, in favor of the holders of 2024-2 BSAs, the waiver by the shareholders of their preferential subscription right to the ordinary shares to which the 2024-2 BSAs entitle them.

5. Decides that:

●	the 2024-2 BSAs will not be the subject of a request for admission to trading on any market. They will be transferable. They will be issued in registered form and will be registered in an account;

●	the 2024-2 BSAs must be exercised within ten (10) years of their issuance and those that have not been exercised at the end of this ten (10) year period will automatically become null and void;

●	the issue price of a 2024-2 BSA will be determined by the Board of Directors on the day of the issuance of the said 2024-2 BSA in the light of the report of an independent expert appointed by the Board of Directors, depending on the characteristics of the latter;

●	the issue price of the 2024-2 BSAs must be paid up in full at the time of subscription, by cash settlement or by offsetting against liquid and due receivables;

●	the issue price of one ordinary share to be subscribed for pursuant to the exercise of the 2024-2 BSAs shall be determined by the Board of Directors at the time of the grant of the 2024-2 BSAs and shall be equal to the volume-weighted average share price of the last twenty (20) trading days preceding the date of grant of the 2024-2 BSAs by the Board of Directors as long as the Company's shares are admitted to trading on the regulated market of Euronext Paris (the "Exercise Price"); and

●	the ordinary shares thus subscribed shall be fully paid up at the time of their subscription, either by cash payment or by offsetting against liquid and payable debts.

6. Decides that in the event that, as long as the 2024-2 BSAs have not been fully exercised, the Company will proceed with one of the transactions mentioned below:

●	issue of securities with preferential subscription rights for shareholders; or

●	capital increase by incorporation of reserves, profits or share premiums; or

●	distribution of reserves in cash or securities,

the rights of the holders of the 2024-2 BSA would be reserved under the conditions provided for in Article L.228-98 of the French Commercial Code.

7. Authorizes the Company to modify its purpose, amortize its capital, modify the distribution of profits or distribute reserves in accordance with the provisions of Article L.228-98 of the French Commercial Code.

8. Authorizes the Company to require the holders of the 2024-2 BSAs to buy back or reimburse their rights as provided for in Article L.228-102 of the French Commercial Code.

9. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

●	to establish the list of beneficiaries among the persons fulfilling the characteristics specified above and to set the number of 2024-2 BSAs allocated to each of them;

●	issue and allocate the 2024-2 BSAs and set the subscription price, the exercise conditions and the final terms of the 2024-2 BSAs, in particular the exercise schedule and the cases of acceleration of the exercise conditions in accordance with the provisions of this resolution and within the limits set in this resolution;

●	set the price of the ordinary share that may be subscribed for upon exercise of a 2024-2 BSAs under the aforementioned conditions;

●	determine the dates and terms of the issuance of ordinary shares to be carried out pursuant to this delegation of authority in accordance with the legal and statutory requirements;

●	receive the subscription to the said 2024-2 BSAs and record the completion of the definitive issuance of the 2024-2 BSAs under the conditions set out above and their allocation;

●	record the number of ordinary shares issued following the exercise of the 2024-2 BSAs, carry out the formalities following the corresponding capital increases and make the corresponding amendments to the bylaws, and have the ordinary shares thus issued admitted to trading on Euronext Paris regulated market, as the case may be;

●	to take all measures to ensure the protection of the holders of the 2024-2 BSAs in the event of a financial transaction concerning the Company, in accordance with the legal and regulatory provisions in force; and

●	in general, to take any measure and carry out any formality useful to this issuance.

10. Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Shareholders’ Meeting of June 20, 2024 in its 34th resolution.

The Board of Directors will inform the Shareholders' Meeting each year of the transactions carried out under this resolution.

SIXTY-THIRD RESOLUTION (Modification of the overall limit on the maximum authorized amounts set under the resolutions 21st to 23rd, 26th, 28th and 29th resolutions of the Combined General Meeting of June 20, 2024)

Having recalled that the Combined Shareholders’ General Meeting of June 20, 2024, in its 21st to 23rd, 26th, 28th and 29th resolutions, respectively authorized the issuance of ordinary shares or securities giving access to ordinary shares (i) with the maintenance of shareholders' preemptive subscription rights, (ii) without shareholders' preemptive subscription rights, by public offering with the exception of offers referred to in 1° of Article L.411-2 of the French Monetary Code and (iii) without shareholders' preemptive subscription rights, by public offering referred to in 1° of Article L.411-2 of the French Monetary and Financial Code, (iv) with cancellation of shareholders' preemptive subscription rights for the benefit of a category of persons meeting specific characteristics under an equity financing agreement on the US market known as "At the market" or "ATM", (v) in the event of a public exchange offer initiated by the Company and (vi) in consideration of contributions in kind within the limit set by the legal and regulatory provisions, except in the case of a public exchange offer initiated by the Company;

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report,

Decides that all delegations of authority and authorizations to enable the issuance and allocation of the aforementioned instruments voted by the shareholders at the Combined General Meeting of June 20, 2024 remain unchanged and remain valid for the remaining period of each of these resolutions, it being specified that any reference in these resolutions to the maximum issuance ceiling provided for by the 21st resolution of the Combined General Meeting of June 20, 2024 means the said maximum emissions ceiling as replaced by that set out in paragraph 2. of the 58th resolution of this General Meeting.

ORDINARY RESOLUTION

SIXTY-FOURTH RESOLUTION (Amendment of the compensation policy for the Company's directors)

The General Meeting, acting in accordance with the quorum and majority conditions required for ordinary general meetings, having taken note of (i) the report on corporate governance referred to in Article L.225-37 of the French Commercial Code and included in chapter 3 of the Universal Registration Document describing the elements of the compensation policy for corporate officers and (ii) the document "Compensation policy applicable to Directors" published on the website of the and included in the report of the Board of Directors to this meeting, which replaces the provisions of paragraph 3.5.1.4 of Chapter 3 of the Universal Registration Document applicable to directors,

Approves, pursuant to Article L. 22-10-8 II. of the French Commercial Code, the compensation policy for directors, including the policy common to all corporate officers, as presented in paragraphs 3.5.1.1 of chapter 3 of the Universal Registration Document, and the provisions specific to them, as presented in the document mentioned in (ii) above.

SIXTY-FIFTH RESOLUTION (Powers to Carry Out Formalities)

The General Meeting, acting in accordance with the quorum and majority conditions required for ordinary general meetings,

Gives full authority to the bearer of an original, a copy or an extract of the minutes of this General Meeting to carry out all formalities of publicity and filing, and generally to do what is necessary.

NEWS

Shareholder status

In accordance with Article R. 22-10-28 of the French Commercial Code, shareholders may participate in the Shareholders' Meeting if they can prove:

-	in the case of registered shares: an entry of the said shares in the Company's registered securities accounts on Monday, December 9, 2024 at midnight, Paris time;

-	in the case of bearer shares: an entry in an account of the said shares (if applicable in the name of the intermediary registered on behalf of the shareholder concerned under the legal and regulatory conditions) in the bearer securities accounts held by their authorized intermediary on Monday, December 9, 2024 at midnight, Paris time. Authorized intermediaries will issue a certificate of holding of securities, as an appendix to the postal vote or proxy form drawn up in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only shareholders who can prove that they are as members of this position as of Monday, December 9, 2024 at midnight, Paris time, under the conditions set out above, will be able to participate in this Shareholders' Meeting.

How to participate in the General Meeting

Shareholders have several options to participate in the General Meeting. They can (1) vote while physically attending the General Meeting or (2) vote remotely or by proxy (a) by post or (b) via Internet.

In accordance with the provisions of Article R. 22-10-28 III of the French Commercial Code, when the shareholder has already cast his or her vote remotely, sent a proxy or requested his or her admission card or a certificate of participation to attend the General Meeting, he or she may no longer choose another method of participation.

1.	Voting while physically attending the General Meeting

Shareholders wishing to attend the General Meeting in person must apply for an admission card as soon as possible to receive the card in good time, namely:

-	for registered shareholder : either by returning the single form duly completed and signed using the pre-paid reply envelope attached to the notice of meeting received by post; by connecting to the www.sharinbox.societegenerale.com website , using their usual access codes or their login email (if they have already activated their Sharinbox by SG Markets account), along with the password they already have. The password for connecting to the site was sent to them by post when they entered into a relationship with Société Generale Securities Services. It can be re-sent by clicking on "Get your codes" on the home page of the website. Once connected, you must follow the instructions given on the screen to access the VOTACCESS platform and request their admission card; registered shareholders who have not received their admission card may spontaneously attend the General Meeting with an identity document.

-	for holders of bearer shares: either by asking the authorized intermediary, who manages his securities account, to send him an admission card. If the admission card is not received by midnight Paris time on Monday, December 9, 2024, the authorized intermediary who manages its securities account must be asked to issue it with a certificate of participation in order to justify its status as a shareholder; or by identifying themselves on the Internet portal of their account-holding institution with their usual access codes. They will then have to click on the icon that appears on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure indicated on the screen. Only bearer shareholders whose account-holding institution has joined the Votaccess website will be able to apply for an admission card online.

On the day of the General Meeting, all shareholders must prove their status during the registration formalities.

2.	Vote remotely or by proxy

Shareholders who do not attend the General Meeting may vote remotely or be represented by giving a proxy to the Chairperson of the General Meeting, their spouse, the partner with whom a civil solidarity pact has been concluded, another shareholder or any other natural or legal person of their choice under the conditions set out in Articles L. 225-106 and L. 22-10-39 of the French Commercial Code.

In accordance with the provisions of Article R. 225-79 of the French Commercial Code, the proxy given by a shareholder to be represented must be signed by the shareholder. The latter will indicate his surname, usual first name and address, and may appoint a representative, whose surname, first name and address he will specify or, in the case of a legal person, the name or company name and the registered office. The representative does not have the right to substitute another person.

It is specified that, for any proxy without indication of a proxy, the Chairperson of the Shareholders' Meeting will vote in favor of the adoption of the draft resolutions presented or approved by the Board of Directors, and one vote against the adoption of all other draft resolutions. To cast any other vote, the shareholder must choose a proxy who agrees to vote in the direction indicated by the principal.

a.	To vote by mail or by proxy:

For registered shareholders : a postal or proxy voting form will be sent directly to them. This form must be returned using the prepaid T envelope attached to the invitation.

For bearer shareholders : as of today, the postal or proxy voting form can be requested from the intermediaries who manage their shares. Any request must be sent by the financial intermediary concerned to Société Générale, Meetings Department, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3 no later than six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single form for voting by post or by proxy must be accompanied by a certificate of holding of securities issued by the financial intermediary, which must send these documents to Société Générale, Service des assemblées, 32, rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3.

In all cases, the duly completed and signed postal or proxy voting form (and accompanied by the certificate of holding of shares for bearer shares) must be returned in such a way that Société Générale’s Meetings Department or the Company can receive it no later than three (3) working days before the date of the General Meeting (i.e. Friday, December 6, 2024).

b.	To vote or to give a proxy online:

Shareholders also have the option of sending their voting instructions, and appointing or revoking a proxy via the Internet before the General Meeting, on the Votaccess website, under the following conditions:

-	for registered shareholders : they will be able to access Votaccess to vote or give a proxy via the Internet by connecting to the www.sharinbox.societegenerale.com website , using their usual access codes or their login email (if they have already activated their Sharinbox by SG Markets account), accompanied by the password already in their possession. The password for connecting to the site was sent to them by post when they entered into a relationship with Société Generale Securities Services. It can be re-sent by clicking on "Get your codes" on the home page of the website. Once connected, you must follow the instructions on the screen to access the VOTACCESS platform.

they may also appoint or revoke a proxy by sending an email with an electronic signature, obtained by them from a third-party certifier authorized under the legal and regulatory conditions in force, to the email address agiva11122024@inventivapharma.com specifying their surname, first name, address and Société Generale identifier for direct registered shareholders (information available at the top left of their statement account number) or their identification with their authorized intermediary for intermediary registered shareholders, as well as the surname, first name and address of the appointed or revoked proxy;

For any request, SGSS is available to shareholders from 9 a.m. to 6 p.m. at the following telephone number: + 33 (0)2 51 85 67 89;

-	for bearer shareholders : they will have to identify themselves on the Internet portal of their account-holding institution with their usual access codes. They will then have to click on the icon that appears on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure indicated on the screen.

Please note that only the bearer shareholder whose account-holding institution has joined Votaccess will be able to vote, appoint or revoke a proxy via the Internet.

If the shareholder's account holder is not connected to Votaccess, the notification of the appointment and revocation of a proxy may nevertheless be made electronically in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code as follows: by sending an email with an electronic signature, obtained by them from a third-party certifier authorized under the legal and regulatory conditions in force, at the e-mail address agiva11122024@inventivapharma.com specifying their surname, first name, address and the full bank details of their securities account as well as the surname, first name and address of the appointed or revoked representative, then imperatively asking their authorized intermediary who manages their securities account to send a written confirmation to Société Générale, Meetings Department.

In order for duly signed and completed appointments or revocations of mandates to be validly taken into account, they must reach the Company no later than Tuesday, December 10, 2024 at 3:00 p.m., for notifications made electronically.

The revocation of a mandate is carried out under the same formal conditions as those used for its appointment.

The secure Votaccess platform will be open from November 22, 2024 at 9 a.m. Paris time. The possibility of voting, appointing or revoking a proxy via the Internet before the General Meeting will end on Tuesday, December 10 at 3 p.m., Paris time. Shareholders are advised not to wait until the last days before the General Meeting to enter their instructions.

It is recalled that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	Any shareholder who has completed any of the above formalities may sell all or part of his shares. However, if the sale takes place before the second (2nd) business day prior to the General Meeting at midnight, Paris time, i.e., Monday, December 9, 2024, the Company or its proxy invalidates or modifies accordingly, as the case may be, the remote vote cast or the proxy. To this end, the authorized intermediary shall notify the Company or its representative of the transfer and send it the necessary information;

-	if the transfer takes place beyond this period, it does not have to be notified by the intermediary authorized or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Tabling of written questions and requests for the inclusion of agenda items or draft resolutions

Pursuant to Articles R. 22-10-22 and R. 225-73 of the French Commercial Code, shareholders who meet the legal conditions may request the inclusion of items or draft resolutions on the agenda of this General Meeting, which must reach the Company up to twenty-five (25) days before the date of the said General Meeting, i.e., November 16, 2024.

In accordance with the provisions of Article R. 225-84 of the French Commercial Code, each shareholder will have the right to send written questions of his or her choice to the Board of Directors no later than the fourth (4th) business day prior to the date of the General Meeting, i.e., Thursday, December 5, 2024.

Requests for the inclusion of items or draft resolutions as well as written questions must be sent to the Company's registered office by registered letter with acknowledgement of receipt. They must be accompanied by a certificate of registration in the account.

In the event of the inclusion of items or draft resolutions on the agenda, a new certificate justifying the accounting recording of the shares in the same accounts on the second (2nd) business day prior to the General Meeting at midnight, Paris time, i.e., Monday, December 9, 2024, must be sent to the Company.

Requests for the inclusion of draft resolutions should be accompanied by the text of the draft resolutions, accompanied, where appropriate, by a brief statement of reasons.

The draft resolutions presented, if any, by the shareholders, as well as the list of items added, if any, to the agenda at their request will be mentioned in the notice of meeting.

Right of communication

All documents and information provided for in Article R. 22-10-23 of the French Commercial Code (in particular the text of the draft resolutions presented to the General Meeting by the Board of Directors) may be consulted on the Company's website (www.Inventivapharma.com), as of the twenty-first day prior to the General Meeting, i.e. Wednesday, November 20, 2024.

All the documents referred to in Articles R. 225-89 et seq. of the French Commercial Code will be made available to shareholders at the Company's registered office from the publication of the notice of meeting or the fifteenth day prior to the General Meeting at the latest, depending on the document concerned.

Shareholders are informed that a notice of meeting will be published in the BALO at least fifteen (15) days before the date of the General Meeting, setting out any changes made to the agenda following requests for the registration of draft resolutions presented by shareholders and/or the works council.

The Board of Directors